Marked To Show Changes


As filed with the Securities and Exchange Commission on July 15, 1997
                                                   Registration No. 0-21441

            UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                         Washington, D. C. 20549

                             AMENDMENT NO. 1

                                   to

                             FORM 10-SB / A


           GENERAL FORM FOR REGISTRANTS OF SECURITIES OF SMALL
                            BUSINESS ISSUERS

    Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                       MEDISYS TECHNOLOGIES, INC.
             (Name of Small Business Issuer in its charter)


          Utah                               72-1216734
(State or other jurisdiction of         (I.R.S. Employer
incorporation or organization)          Identification No.)

9624 Brookline Avenue, Baton Rouge, Louisiana 70809
(Address of principal executive officers) (Zip Code)

Issuer s telephone number:    (504) 926-0422

Securities to be registered under Section 12(b) of the Act:

     Title of each class           Name of each exchange on which
     to be so registered           each class is to be registered

               N/A                           N/A


Securities to be registered under Section 12(g) of the Act:

Common Stock, par value $.0005 per share
(Title of Class)

                MEDISYS TECHNOLOGIES, INC.

                        FORM 10-SB

                     TABLE OF CONTENTS
                                                            PAGE
                                  PART I

ITEM 1.   Description of Business. . . . . . . . . . . .      3
ITEM 2.   Management s Discussion and Analysis or
            Plan of Operation. . . . . . . . . . . . . .     19
ITEM 3.   Description of Property. . . . . . . . . . . .     22
ITEM 4.   Security Ownership of Certain Beneficial
            Owners and Management. . . . . . . . . . . .     23
ITEM 5.   Directors, Executive Officers, Promoters
            and Control Persons. . . . . . . . . . . . .     25
ITEM 6.   Executive Compensation . . . . . . . . . . . .     28
ITEM 7.   Certain Relationships and Related Transactions     30
ITEM 8.   Description of Securities. . . . . . . . . . .     30

                                  PART II

ITEM 1.   Market Price of and Dividends on Registrant s
            Common Equity and Other Shareholder Matters.     31
ITEM 2.   Legal Proceedings. . . . . . . . . . . . . . .     32
ITEM 3.   Changes in and Disagreements with Accountants.     32
ITEM 4.   Recent Sales of Unregistered Securities. . . .     32
ITEM 5.   Indemnification of Directors and Officers. . .     33

                                 PART F/S

          Financial Statements . . . . . . . . . . . . .     34

                                 PART III

ITEM 1.   Index to Exhibits. . . . . . . . . . . . . . .     70
ITEM 2.   Description of Exhibits. . . . . . . . . . . .     70
          Signatures . . . . . . . . . . . . . . . . . .     71

                                  PART I

ITEM 1.   Description of Business

     Medisys Technologies, Inc. ("Medisys" or the "Company") is a development stage company with a focus on the delivery of innovative, cost-effective products to the women s healthcare and medical safety device markets. The Company is primarily addressing the obstetrical market by developing a range of proprietary products aimed at enhancing safety and reducing the cost associated with the birthing process.

     The Company was incorporated on March 17, 1983 under the laws of the State of Utah as Whitewater Products, Ltd. and initially engaged in the business of manufacturing and marketing sporting goods, primarily sailboards. The Company subsequently ceased its original business activity in 1985 and thereafter primarily investigated and sought new business opportunities and was reclassified as a development stage Company as of March 1, 1989.

     On August 6, 1992, the Company acquired Medisys Technologies, Inc., a Louisiana corporation ("Medisys-Louisiana"), engaged in the business of developing a device for the assistance of childbirth under a patent which was applied for in May 1990 and granted on
June 15, 1992.     Pursuant to the terms of the
acquisition,   the Company acquired all the issued and outstanding
shares of common stock of Medisys-Louisiana in exchange solely for 9,250,000 shares of the Company's authorized but previously outstanding common stock, issued to the shareholders of Medisys-Louisiana and their designees. Medisys-Louisiana became a wholly owned subsidiary of the Company and the Company changed its corporate name to Medisys Technologies, Inc. on August 6, 1992. Prior to the acquisition, there was no affiliation between the Company and Medisys-Louisiana, nor between the officers, directors or principal shareholders of the two respective entities. Immediately prior to the acquisition, the directors of the Company were, H. DeWorth Williams (also President) and Janis Patterson (also Secretary) and its principal shareholders (more than 10%) were John and Nicki Price and Manatee Investments. For accounting purposes, the transaction has been treated as a recapitalization of the Company, or reverse acquisition, with Medisys-Louisiana deemed
the acquiror.      Subsequent to the acquisition, all of the
Company s activities have been related to the development of medical devices for use primarily in the women s healthcare and medical safety device markets. For accounting purposes the acquisition was treated as a recapitalization of Medisys-Louisiana with Medisys-Louisiana as the acquiror (reverse acquisition).

Primary Products:

WOMEN S HEALTHCARE - SofCeps

     The Company is the exclusive assignee of all rights in and to certain United States patents for an obstetrical tractor (birth assistance delivery device) known as SofCeps (Registered Trademark, hereinafter "SofCeps") which, in part, is designed to replace traditional steel obstetrical forceps and vacuum extractors used to assist child birth. SofCeps is intended to offset the possible negative obstetrical consequences of epidural anesthesia which may slow or interrupt the descent of the fetus through the birth canal and may also diminish maternal ability to produce voluntary and involuntary contractions during delivery. SofCeps is a disposable soft and thin double-walled multifiber braided axial gripping cylinder which is placed over the fetal skull with a simple application system. It is designed to uniformly distribute assisting traction forces about the circumference and longitudinal surface areas of the fetal skull.

     The predecessor devices that SofCeps is designed to replace are traditional steel obstetrical forceps and vacuum extractors and the Company believes that maternal/fetal injuries associated with the use of these predecessor devices will be reduced with the adoption of this new alternative device. Maternal injuries potentially caused by forceps, or by their improper use, range from spiral lacerations of the pelvic floor and its associated structures, to severe lacerations of the cervix resulting in increased in-patient time, major surgical repair, incontinence, sexual disorders, protracted discomfort, death, and substantial increases in health care costs. Objective fetal injuries potentially secondary to the use of forceps include minor "forceps marks", fractures of the fetal skull, central nervous system (CNS) deficit (cerebral palsy), severe mental retardation, blindness, deafness, and death. Subjective injuries may include slowed development of motor skills and learning disability. The use of forceps when the fetus is at or above the midplane of the pelvis is proscribed under current standards of care in the practice of obstetrics.

     The vacuum extractor was developed as an alternative to traditional steel obstetrical forceps, but after over thirty years of development its use still presents potential clinical problems. The operative feature of the device is basically a suction cup which is applied over the crown portion of the fetal skull where traction forces are concentrated. Traction can result in hydraulic transfer of traction forces through the fontanel to the intracranial area. Off axis traction can result in the device "popping" off the fetal skull with secondary rebound trauma being transmitted to the intracranial area. Hematomas over the skull have been noted secondary to the use of the vacuum extractor. Use of both forceps and vacuum extractors requires a high degree of skill and training.

     When the mother opts for epidural anesthesia during delivery, as most do, arrest or substantial delay of fetal descent in the mid-pelvis range of the birth canal frequently occurs and the obstetrician has no means available to beneficially promote descent. In many cases delivery will be unduly prolonged and the physician must resort to Cesarean section delivery. Unlike traditional forceps, SofCeps can be applied when the fetus is at or slightly above mid-pelvis of the birth canal, thereby providing the obstetrician with an in place device to which traction can be applied to offset the arrest or delay of descent. The Company believes this will result in significant reductions in the rate of Cesarean section deliveries secondary to arrest of fetal descent in the mid-pelvis range.

     The use of outlet forceps has become so much a part of normal obstetrics that it is considered by some to be a part of a normal delivery. Up to 1975, the use of forceps at all levels was reported in the United States to be as high as 25% to 33 1/3%. By 1980, one study showed a 26.7% forceps use in "first child" deliveries and over 15% in all deliveries. (Source: Notzon, Francis C. International Differences in the Use of Obstetric
Interventions,      Journal of American Medical Association
(JAMA), June 27, 1990-Vol. 263, No 24 U.S. Dept. of Health & Human Services, National Center for Health Statistics National Hospital Discharge Survey, 1990 Series 13: "Data from the National Health Survey," No. 113). The Company estimates that the percent of forceps deliveries in the United States today is somewhere between 12% and 26%, depending on the region of the Country surveyed. In recent years there has been a surge in Cesarean section births in the United States. As the Cesarean section rate increases, the use of obstetrical forceps tends to decrease. Studies indicate that vacuum extractors delivery rates are roughly equivalent to forceps delivery rates.

     SofCeps combines centuries old non-obstetrical concepts with modern medical and engineering technology. Using state of the art braiding technology, a soft, thin mesh cylinder of synthetic fabric is fabricated for application over the fetal head. Application is accomplished with a simple and effective system which includes accommodation for cephalic curvature. The application system is then removed. After application, assisting traction is applied by the physician to the portion of the cylinder which protrudes from the vagina. A unique traction handle permits anterior, posterior, or lateral traction as required to promote fetal descent. As assisting traction is applied, the cylinder exerts uniform axial gripping about the circumference of the fetal head. Unlike steel forceps, gripping forces are not point concentrated but are spread evenly over the fetal head and facial surfaces. Importantly, traction can be applied concurrent with expulsive maternal contractions thereby permitting efficient use of maternal reserves of energy. The device has no edges which can cause lacerations and, because it is much thinner than traditional forceps, it will not exacerbate, and in many cases will offset, minimal cephalo-pelvic disproportion (CPD) where the fetal head tightly engages the birth canal. Because of the simplicity of the device, the Company believes the average board certified obstetrician can become proficient in its use within a nominal number of deliveries. The device, including its application system, is disposable after a single use.

     The SofCeps birth assistance device is subject to market introduction regulation by the Food and Drug Administration ("FDA"). Generally, all medical devices are subject to FDA regulation under the Medical Device Amendments of the Federal Food, Drug and Cosmetic Act. Medical devices are classified into one of three categories, Class I, Class II or Class III, depending on their intended use and upon the degree of regulation necessary to provide reasonable assurance of their safety and effectiveness.
The Class into which any specific device is placed determines the requirements that must be met before a manufacturer may distribute the device in interstate commerce. Section 510(k) of the Medical Device Amendments provides for a pre-market notification requirement whereby manufacturers intending to market a new or significantly modified device are required to submit a pre-market notification to the FDA in order to establish substantial equivalence in terms of safety and effectiveness to a device already on the market in the United States prior to 1976, or to a device marketed after that date that has been determined to be "substantially equivalent." This notification is required to be submitted at least ninety (90) days prior to introducing the device into interstate commerce, or otherwise holding or offering the device for commercial distribution. No prototype is required to be submitted to the FDA, however, additional data from testing may be requested.

     Within 90 days of receipt of the pre-market notification, the Center for Devices and Radiological Health ("CDRH") determines whether the device is equivalent. If the CDRH determines that a device is not equivalent, the manufacturer may resubmit the 510(k) notification with new data, file a reclassification petition, or submit a pre-market approval application ("PMA"). A PMA is required instead of the Section 510(k) process only if the device is held to be a Class III device. Class III devices are those represented to be life-sustaining or life-supporting, are implanted in the body, or present potential unreasonable risk of illness or injury. Class III devices are subject to the more rigorous FDA approval process which generally requires the completion of three major steps. The first step involves the granting by the FDA of an Investigational Device Exemption ("IDE") which permits the proposed product to be used in controlled human clinical trials. Upon completion of a sufficient number of clinical cases to determine the safety and effectiveness of the proposed device for specific indication, a PMA is then prepared and submitted to the FDA for review. This extensive submission includes design, manufacturing, quality control and clinical data to substantiate the proposed device's compliance with FDA manufacturing regulations as well as to support its medical effectiveness. Upon acceptance by the FDA of the PMA, the third major step, a public review of the data by an advisory panel of the FDA, industry and medical professionals takes place. Prior to receiving final approval, a company is inspected by the FDA to verify that its manufacturing procedures meet all requirements of the FDA regulations.

     The Company believes that the SofCeps device is "substantially equivalent", as viewed by the FDA, to devices already marketed and is therefore exempt from PMA. However, because the SofCeps device involves the birthing of babies, the Company's approach has been and remains determined to follow a protocol consistent with all FDA guidelines and to complete all current, good manufacturing practices as established by the FDA, prior to marketing the product.

     Comprehensive clinical testing of SofCeps began at Baylor College of Medicine, Houston, Texas, in October 1993. Under a protocol approved by the Baylor Human Investigative Review
Board ("IRB"), assessments of successive prototypal configurations were made using term fetal demise infants in order to evaluate the components and function of the device. During the first year of testing, it was determined SofCeps presented little, if any, risk of maternal injury. Traction testing on several stillborns demonstrated that force more than sufficient to promote fetal descent in the birth canal resulted in no objective evidence of fetal head feature trauma and permitted clinical conclusion that the device was very likely to be less injurious to a fetus than traditional devices.

     On April 6, 1995 a developmental milestone occurred when a term stillborn was successfully delivered with the device. During this procedure, application over the fetal head was accomplished and the Company concluded the device was clinically effective in assisting completion of the delivery. Several modifications of the delivery system have been made and with the completion of a minimal number of stillborn deliveries, the results expected from the Phase One testing protocol were considered by the Company to have been met. Application for approval of Phase Two protocol governing live deliveries has begun. Internationally, clinical sites at the Perinatal Institute in Bern, Switzerland, the Hospital Central in Mexico, and the Kenyaatla National Hospital in Kenya have been selected for consideration of live birth testing. In the United States, a letter of intent has been signed with physicians at the
University of Maryland to begin live birth testing.     Testing is
expected to commence in the fourth quarter of 1997, first in Mexico and later in Switzerland and/or Kenya.

     The approval process is impacted by both the FDA and the IRB at each location conducting these clinical trials. Although there is great variation in time required for approvals, in general these similar type device applications have taken approximately 90 days. It is anticipated that these applications will be made during the fourth quarter of 1998 and that subsequent deliveries would occur during the second or third quarter of 1998. The Company anticipates that the overall FDA submission for approval will be made in the last quarter of 1998 with FDA approval expected in early 1999. The estimated cost of completed clinical trials is approximately $400,000.

MEDICAL SAFETY DEVICES - COVERTIPTM

     Medical device safety is a large and growing issue within the healthcare community. The transfer of infectious diseases result in enormous economic and social costs. With AIDS, Hepatitis and other communicable disease, the possibility of accidental infection is a critical issue to healthcare workers and professionals. The Center for Disease Control (CDC) in Atlanta reports that for every 250 syringe injections an accidental needle stick occurs to the person administering the injection. The cost for subsequent mandatory testing is between 250 to 700 dollars. While the incidence of AIDS contracted through accidental needle sticks is low (less than 50 cases reported in the U.S. to date) the impact to the individuals tested and the cost of both the testing and treatment is enormous.

     The current syringe market approaches 2.5 billion dollars in the U.S. alone. Currently, safety syringes comprise a relatively small portion, less than 10% of the total market. The desire to use a safety syringe has been impeded by both cost and technique requirements of currently available safety syringes. Current safety syringes are 3-4 times the cost of standard syringes. Safety syringe devices currently in the market are difficult to use and require hospital training and ongoing inservice. These products do not cover the needle prior to removal from the skin and can pose a danger upon extraction from the patient.

     In contrast to other safety syringes, the CoverTipTM device s
unique design covers the tip of the needle while     under     the
skin and locks in place protecting the healthcare worker during the injection process and during disposal of the used syringe. Use of the CoverTipTM requires no additional instruction. CoverTipTM is in
the final design stage with performance testing     currently
underway.

     The Company believes that substantial capital barriers may preclude direct entry of the safety products by Medisys in the U.S. Therefore, the Company will likely seek a license arrangement
or joint venture      with a major medical company.  Foreign
markets may offer similar opportunities and are being explored.
The Company has received inquiries concerning the CoverTipTM product from the three largest suppliers of syringes in the United States but has elected not to engage in active negotiation of any
licensing agreement until FDA filings are underway     and product
testing is substantially complete.

     The Company believes that the CoverTipTM safety device should
qualify for 510(K) FDA approval.     This belief is founded on the
fact that to the best of the Company's knowledge all other safety syringes are so classified by the FDA. The Company submitted a 510(K) Exemption From Pre-Market approval to the FDA on March 31, 1997. This approval process has historically taken 90 days once the submission is filed and therefore, it is anticipated that favorable approval by the FDA would occur in the third quarter of 1997. The cost to complete the approval process for the CoverTipTM is estimated to be $150,000.

Other Opportunity Products

       The Company is also presently developing     or has developed
     other products termed Other Opportunity Products which may generate revenue for the company. A brief non-inclusive outline of opportunity products available to the Company are as follows:

MEDISYS VETERINARY OBSTETRICAL TRACTOR

       VETCEPSTM is a veterinary application of the SofCeps obstetrical tractor. The Company enjoys patent protection for veterinary application in bovine (cattle), ovine (sheep), and equine (horse) obstetrics within its original patents. Development thus far has been limited in large measure to the bovine application because of its substantial potential market and because it appears to offer an obvious solution to problems which arise with the use of commonly used steel veterinary obstetrical fetlock
chains.  The device has been     successfully used on both foreleg
and hindleg to deliver live and stillborn calves.      The Company
has sold approximately 100 units although sales were discontinued
in the first quarter of 1996     because the original product
design proved too large to accommodate the fetlock (leg) of the majority of newborn calves. The Company has redesigned the VETCEPSTM and in January 1997 reintroduced it to the veterinary market in three different sizes which more closely accommodates the majority of newborn calf fetlocks.

DISKLIPTM

       DISKLIPTM ("DISKLIP") is a device used in connection with the standard intravenous administering of medication ("I.V.") and to secure other medical tubing. The DISKLIP is a simple, inexpensive, one piece, disposable after single use device which is designed to prevent inadvertent or accidental tug trauma to an I.V. site and to afford the medical provider with an easier and more efficient means of attaching other medical tubing. The Company believes that DISKLIP will require little or no personnel training and will result in savings in nursing time, reduction of instances of site inflammation and irritation of vein walls (lumens), reduction of instances of infiltration and veil wall puncture, reduction of risk of sepsis, and reduction of patient discomfort. The Company's expectations with regard to DISKLIP are currently being proven by
field testing     consisting of actual patient use at several
hospitals in Mexico as well as application and wear on various Company personnel. Testing has also included one market evaluation by potential customers in the United States and Mexico. This testing has revealed a need to improve the adhesive backing used in the product, which has been improved to incorporate a "foam tape" approach that allows for skin breathability and reduced allergic reaction (hypoallergenic). Additional designs are being constructed to accommodate various locations on the body where medical tubing is applied and the Company is currently addressing that need through additional research and development.

Backlog

       The Company currently has no backlog of its products.

Market Analysis and Competition - SofCeps

       The market for obstetrical products, both in the U.S. and worldwide, is substantial. While declining birthrates are a factor for consideration in western countries, even a slight decline indicates a stable U.S. market of about 4 million births per year for the next 10 years. Management believes that the rapidly expanding population growth of third world and Pacific rim countries represents a marketing opportunity for assisted delivery devices and obstetrical products in general. The simple technology that SofCeps employs will be of particular appeal in third world countries and should offer strong market opportunities.

  The primary assistance device in use today is stainless steel obstetrical forceps. They were actually developed in the latter part of the 16th Century. Actual traction is exerted slightly below or underneath the mandible and is point concentrated. Slippage of the forceps is almost invited because of natural lubrication, refusal of the fetal skull to conform to existing forceps design, and a myriad of variables which exist from one fetal skull/pelvic relationship to another. Virtually every forceps assisted delivery involves risk of injury to the mother and the baby.

  Stainless steel forceps apply a concentrated gripping force on the fetal head which can result in a series of injuries from minor "forceps marks" to skull fractures, central nervous system damage and fetal death. The manipulation of the steel forceps in the birth canal often causes maternal injuries ranging from spiral lacerations of the pelvic floor to severe lacerations to the cervix. In both instances, these injuries result in significantly increased healthcare costs associated with post-delivery complications and increased inpatient days.

  Statistics have shown that forceps are used to assist up to 26% of vaginal deliveries. Injuries to the fetus range from minor abrasions or "forceps marks" to skull fractures with massive brain damage. The mother is at risk of lacerations of the cervix, which can be life threatening, and the floor of the pelvis. Such injuries are exhaustively dealt with in the medical literature and the obstetrical community would welcome a device which promises a significant reduction in maternal and fetal morbidity.

  The only other significant attempt to introduce a new product into this forceps arena has been the vacuum system. The vacuum
unit was patented in the late     1950s      and in spite of
numerous attempts toward refinement, the approach still remains plagued with disadvantages. The system grips the upper half of the fetal skull with a suction device and traction is then applied.
Use of the system frequently results in hematoma over the fetal skull as well as rebound trauma caused by the device popping off the fetal skull. Once in place, the device precludes manual rotation of the skull. Rotation is frequently required to ease passage through the pelvis. Many obstetricians have experienced difficulties because they resort to twisting on the extractor to accomplish rotation. This can result in serious fetal injury.
For these and other reasons, the vacuum system has largely fallen into disfavor and the majority of obstetricians have returned to the use of traditional forceps.

1.     Customer Characteristics

  Potential customers for the SofCeps product varies.  They
include obstetricians,         hospitals and patients (consumers).

  a.   Obstetricians

  The need for safe, reliable birth assistance creates a base need for replacement of current devices. Documentation of successful deliveries, with reduction of risk to both mother and infant, will be a strong motivator influencing the adoption of the SofCeps device by the obstetrical community as well as hospitals (health care providers), and physicians.

  b.   Hospitals (Health Care Providers)

  Management believes that obstetrical care is being consolidated in communities to establish a cost effective delivery system for this service. Hospitals are increasingly under pressure to reduce costs, while maintaining quality of care. SofCeps offers these healthcare providers the opportunity to increase the quality of the delivery process, while reducing the overall cost of care. An additional opportunity is the economic potential for reduced malpractice insurance and C-Section rates. As hospitals and health care providers move toward captative care, the pressure to decrease length of stay costs, while maintaining quality, will increase.

  c.   Patients (Consumers)

  Patients are increasingly aware of the need to reduce health care costs, but at the same time are concerned over the quality of care. Forceps use and the concept of vacuum extractor assisted deliveries are innately unpleasant to the average consumer. Therefore, management believes that the SofCeps product, as well as other simple products produced by the Company, represent viable alternatives to the general consumer community, including women's health and pediatric advocacy groups.

2. Competitive Evaluation

  The competitive product situation for obstetrics includes products that are a part of diversified health care corporations with slight focus on obstetrics. In the device arena, products for obstetrics are produced from divisions of various companies whose products are broadly based in many areas of health care. Equipment companies such as Utah Medical and Hewlett Packard market monitoring equipment and diagnostic tools for obstetrics. Advertised as the only company exclusively focused on women's health issues, GynoPharma had a broad range of products primarily pharmaceutical and over the counter drugs.

  In the specific area of competition to SofCeps, instrument manufacturers such as the Codman Division of Johnson & Johnson,
V. Muellar, and Weck manufacture obstetrical forceps in various forms. Vacuum extractors are manufactured by Mityvac and others.

  Instrument companies do not look at forceps as a major product line, but can be expected to respond with alternative methods of assisted delivery once the SofCeps product is introduced into the market place. The same can be said for the vacuum extractor companies.

3.     Market Potential

  As set forth herein, SofCeps is intended to be multi-dimensional in use and is designed to be applied in a prophylactic manner in all cases where mother and fetus do not present with contraindications. Less than one half of section deliveries result from maternal/fetal clinical presentation, that is inadequate pelvic architecture, cephalo pelvic disproportion, vaso or placenta-previa, etc., and one half of section deliveries are labor related and perhaps preventable through use of a beneficial obstetrical tractor.

  The device is a totally new concept which the Company intends to market on a worldwide basis. The market is limited only by the eventual degree of acceptance in the obstetrical community and by the number of live births in each given market area. The device is disposable after a single use, so potential market volume repeats on an annual basis. The degree of market penetration will depend upon product acceptance and effectiveness of marketing efforts.
The medical marketplace is receptive to new products which can provide better patient care, savings in medical costs, benefits to the health care industry, and which represent advances in risk reduction. The Company is poised to effectively demonstrate that the device will meet the criteria of today's managed healthcare marketplace.

  There are no past or present medical comparables to SofCeps and pricing is based on costs of manufacture and distribution, including usual administrative items, as well as preliminary price sensitivity analysis. The Company believes that a price of approximately $300 per device will meet the requirements of the managed care environment.

4.     Non-Controllable Elements

  With health care reform on a massive scale apparently postponed for the foreseeable future, government intervention would appear only to enhance the prospects for SofCeps as well as other simple, easy to use, technologies of the Company. The managed care companies should encourage the use of SofCeps, and economic studies are planned in order to document the value.

       The Company intends to participate in economic studies of various products to demonstrate their positive cost outcome versus standard care and other competitive methods for treatment. These studies may be conducted from assessment of currently available data and/or specific studies to demonstrate reduction in overall cost through use of the Company's products. These studies are anticipated to commence simultaneously with market introduction of the various products and will take varying amounts of time to complete based on their complexity. Although these studies are proof statements to various benefits of the Company's products, they are not anticipated to be critical to market introduction, rather enhancements to each of the product's value to key decision makers.

  The greatest elements outside     the Company's      immediate
control would be the introduction of similar birth assist products and the uncertainty of the FDA approval process.

5.  Marketing Plan

  The Company currently plans to market SofCeps on a direct basis or through a co-marketing arrangement with supplemental sales support from dedicated brokers. This approach is intended to achieve appropriate marketing activity while minimizing selling expenses. Internationally, the Company plans to distribute its products worldwide through international market development brokers.

  The market for an effective delivery assistance device is worldwide. Concurrent with development and refinement efforts, the Company will employ comprehensive measures designed to apprise the obstetrical world of what is forthcoming. Management will endeavor to have customers ready and waiting when the device enters mass production. These efforts have begun with public relations and preliminary market communications which are underway.

  Selling strategy will take a multi-focused approach centered around the following customer groups:

  During the final development stage, the Company will communicate with Obstetricians via direct mail and convention exposure at major obstetrics meetings to introduce the concept idea of SofCeps. In addition, after successful live birth clinical testing, educational seminars will be conducted on the appropriate use of the SofCeps device by targeting the thought leaders and volume delivery obstetrical centers. Specific effort will be made to establish SofCeps advocates in
  the top twenty markets nationally.      Major benefits that
  will be positioned to the obstetrician will include an increase in patient care and potential for reduced malpractice insurance.

  Major obstetrical societies will be contacted and requests made for endorsements of the SofCeps product vs. forceps use.

  After product testing, the Company plans to commission a panel of distinguished obstetricians as an advisory group to provide broad input and endorsement support.

  Obstetrical Nurses will be introduced to the product through convention activity at major meetings, select targeted direct mail to key association officers, and thought leaders within the major metropolitan markets.

  Providers/Hospitals - A direct selling strategy will be employed to the top 200 obstetrical hospitals. In addition, group purchasing organizations will be contacted for inclusion of the SofCeps product into their "formulary." The major selling appeal to providers is the potential to increase care quality and the potential for reduction of C-Section rates and malpractice occurrence.

  While physician obstetricians will be the final users, the device is considered a hospital supply item. Exclusively, hospitals with obstetrical units will be the customers of the Company.

  Managed care organizations have established a list of procedures which they feel are being excessively used within the health care community. Included as one of the highest within this list are C-Section rates. C-Sections currently cost about $4,570 more than normal deliveries and there are wide variations of occurrence by institution and geography. Management believes that the use of SofCeps should generate a net savings over C-Section delivery.

  The Company s selling strategy will include contacting major women's and children's advocacy organizations. The development of a press kit for use in local areas where SofCeps has been adopted for use will provide an efficient tool for local media, physicians, and hospitals thereby enhancing general media public relations.

  Insurers - If SofCeps proves clinically successful and produces a relatively short track record of safe and injury free deliveries, the Company believes that medical malpractice and health insurers will support the transitioning of insured obstetricians from the continued use of forceps. A single instance of infant brain damage can cost an insurer in excess of $40 million dollars. A demonstration that SofCeps will reduce the number of such instances will ingratiate insurers and compel their collective assistance.

  Women s Groups - In addition, the Company intends to advertise and solicit various consumer periodicals that target a predominantly female readership. By using the family periodicals as communication tools, the message of the benefits of a SofCeps delivery will be widespread.

  Education - From a services standpoint, the Company intends to provide user training through seminars, literature, clinical video programs, and clinical workshops. Emphasis will initially be placed on working through teaching hospitals in the various geographic markets. Planning is underway for a detailed and intense education program. Plans are to conduct at least one seminar per month at strategic geographical areas across the United States.

  6.  Advertising and Promotions

  Initial promotional and market education activity has begun, particularly targeted to each of the major customer groups. This initiative has consisted of periodical news releases and publication in a limited number of business and professional publications about the Company in general, and SofCeps as a birth
assistance alternative concept.   Further advertising and public
relations will be targeted to each category. For example, although hospitals will be the purchasers, obstetrical physician users will dictate whether the purchases are made which will require a blanket effort to insure wide familiarity with the device within the obstetrical community.

  Medical literature, in this case the various obstetrical journals, is a primary key in dissemination of new information to individual obstetrical practitioners. Appropriate physician authored informative articles will be provided to these journals for publication and distribution to individual subscribers. Results of human clinical trials are being reported with clinical details of each delivery.

7.  Product Warranties

  The Company will attempt to develop reasonable warranties with application of the SofCeps product and these will be contained in the product package insert which will be included with every SofCeps unit sold or distributed.

Market Analysis - CoverTipTM

  Currently $2.5 billion of sales volume is generated with the use of syringes in the United States with safety syringes purchases during this annual period approximating $300 million of this amount. The penetration rate of safety syringes is driven by concern over the health of the doctors, nurses, and other healthcare professionals as well as cost associated with their care and the testing necessary in response to the occurrence of accidental needle sticks. The rate of accidental needle stick reported by the Center for Disease Control (CDC) was one occurrence for every 250 injections made. Although the number of confirmed cases of AIDS contracted accidental dirty needle sticks remains small (less than 50 individuals) the occurrence of hepatitis and other infectious diseases compounds the problem and cumulatively results in tremendous cost, liability, long-term care and productivity losses. Requirements for reporting all accidental dirty needle sticks result in subsequent testing cost for each event from between $250 -$700 .

  Although there is support from the healthcare worker community for safety syringes, there are still various obstacles such as their higher cost, (3 to 5 times higher than standard syringes) as well as the difficult technique changes necessary to use many of these currently cumbersome devices. The inservice cost to train a myriad of healthcare practitioners using syringes places an added burden on the conversion rate due to the awkward nature of currently existing safety syringes. Many of these products require two-handed application techniques which can, at times, present accidental stick opportunities.

Customer characteristics

  Customers for the CoverTipTM safety syringe include all healthcare workers, nurses, physicians, hospitals, clinics, managed care organizations as well as insurers.

  a.  Doctors, nurses, and healthcare providers.

  The desire to reduce the likelihood of an accidental dirty needle stick is strong with all healthcare workers. Individuals who have contracted AIDS, hepatitis and other life threatening contagious disease have become advocates for the adoption of safety devices within the healthcare community. These individuals and organizations supporting healthcare worker safety provide impetus for the use of safety syringes.

  b.  Hospitals.

  The need to reduce the cost of testing associated with accidental needle sticks as well as reduction in liability and in negative publicity and pressure from healthcare worker organizations are strong motivators to the hospital in adopting a relatively low cost easy to use safety syringe.

  c.  Managed Care/Insurance

  Managed Care organizations and Insurers assume the burden of liability both for treatment and damages associated with accidental needle sticks. These groups appear supportive of efforts to reduce the incidence of infectious disease contracted by cross contamination.

Competitive Evaluation

  Within the syringe business in the United States, Becton - Dickenson enjoys the largest market share position approximating 60% of the market. Sherwood Medical, a division of American Home Products, has approximately 30% with the remainder of the market divided among numerous private label as well as foreign companies such as Terumo. The safety syringe market is sub-divided in similar fashion. Over 450 patents have been issued on various types of safety needles and/or syringes. In spite of the proliferation of interest and effort to convert these products, the difficulty in changing behavior of the application technique of the
healthcare worker as well as the prohibitive cost    (three to five
times standard syringes)     has inhibited the penetration of
safety syringes into the overall standard syringe marketplace.
On March 31, 1997, the Company submitted to the FDA a 510(K) Exemption from Pre-Market approval for CoverTipTM.

       The CoverTip safety syringe will address each of the major issues associated with current safety syringes as well as provide benefits over standard intramuscular (IM) syringes. While standard syringes cost between $0.08 and $0.12 each, it is anticipated that the CoverTip safety syringe will be priced at less than $0.20 each. Specific prices will be developed once full production plans are implemented.

  Because the CoverTip safety syringe requires no change in technique and is currently identical in use to a standard syringe, it will eliminate educational (inservice) requirements that currently exist with many safety syringes on the market. Additionally, due to the unique design of the CoverTip safety syringe, the needle tip is actually protected prior to removal from the patients skin. This greatly reduces any contaminated needle exposure to the healthcare worker and offers an advantage to other safety syringes that require extraction from the patient s skin prior to implementation of various needle tip protection methods.

  Marketing Plan

  Due to the large capital investment required to manufacture multiple large quantities of the CoverTipTM product, the primary strategy of the CoverTipTM selling campaign will be designed to obtain a third party large company partner with the manufacturing distribution resources and expertise needed to rapidly introduce a
product with this     potentially      enormous opportunity.

Patents and Trade Secrets

  The Company has aggressively pursued obtaining patent rights to those products which it anticipates marketing.  The Company
already is the owner of     seven      U.S. patents (U.S. Patent
5,122,148, U.S. Patent 5,217,467, U.S. Patent 5,318,573, U.S.
Patent 5,460,611, U.S. Patent 5,496,283     U.S. Patent 5,573,539,
and U.S. Patent 5,593,413     ) for the Company's SofCeps,
COVERTIPTM, DISKLIPTM     and VETCEPSTM      devices.  In addition,
a new U.S. patent application has been filed covering the latest generation of the SofCeps. The Company has also pursued its foreign patent applications relating to SofCeps in twenty countries
    and has received a patent in Australia, number 66916.      The
Company also has pending a U.S. patent applications covering VETCEPSTM, the veterinarian version of SofCeps, which is approved but not yet issued, and a U.S. patent application relating to the DISKLIPTM I.V. tubing retainer, the first of which has been approved.

  The Company has filed six U.S. trademark applications preserving its right to use the trademarks "SofCeps ", "VetCeps ", the "Medisys " logo, "DisKlipTM", SofDermTM", and "CoverTipTM" to identify the various Company products. As the Company proceeds forward with the commercialization of these and other products, U.S. and foreign trademark applications will be filed to protect their product name.

  The Company intends to obtain copyright protection on its product packaging, instruction sheets, and such other Company materials that the Company believes significant to warrant procurement of copyrights.

  The Company has obtained through its research and development efforts during the past four years, a large body of trade secrets relating to the design and construction of SofCeps. In addition, the Company has obtained substantial proprietary business information relating to the manufacturing costs, marketing and
selling of the Company's various products.      For the three month
period ended March 31, 1997, the Company expended $193,395 for research and development. Additionally, $496,446 was expended in 1996 and $255,486 in 1995.

Product Liability and Insurance

  The Company may be exposed to potential product liability
claims by users of its products. The Company currently maintains general business liability insurance limited to $1,000,000 coverage per occurrence and in the aggregate. The Company's clinical testing for human fetal demised deliveries has been through
St. Paul insurance Company  with coverage limits of $5,000,000 per
occurrence and $15,000,000 aggregate coverage.      The Company has
also obtained product liability insurance for the VetCepsTM product from American Equity Insurance Company. The coverage limit on this policy is $1,000,000 per occurrence with a $1,000,000 general aggregate.

Government Regulation

  All medical devices are subject to FDA regulation under the Medical Device Amendments of the Federal Food, Drug and Cosmetic Act. Prior to the Phase I testing of SofCeps, the Company applied to the FDA for a 510(k) exemption from Pre Market Approval ("PMA") for marketing the SofCeps device. PMA could require a lengthy
testing and approval process     which would be costly to the
Company.      The FDA has reviewed the Company's application and
testing protocol. Based on Phase I data, the Company was allowed to continue its fetal demised clinical testing. An Investigational Device Exemption ("IDE") Draft for Phase II testing has been submitted to the Office of Device Evaluation (ODE/OB-GYN) for review and comment. The Company has established a positive dialogue with the FDA and believes that the IDE process will be postured to proceed with Phase II testing when Phase I is successfully completed. The Company intends to resubmit a 510(K) application to the FDA concurrent with the accumulation of live human clinical test data.

  The Company believes that the CoverTipTM safety device should
qualify for 510(K) FDA approval and     submitted an application
for exemption from PMA on March 31, 1997.

       In the event of changes in existing regulations or adoption of new regulations by the FDA, approval of the Company's products could be delayed or prevented. The Company is not aware of possible changes in existing regulations or proposed new regulations that could have a possible adverse effect on the Company.

Facilities

  The Company leases office facilities consisting of
approximately 3,532 square feet located in Baton Rouge, Louisiana, which is subject to an annual lease, renewable in December of
each year, with a monthly lease payment of $2,942.      The office
is primarily devoted to product development, new product design and
administrative activities.     Additionally, the Company leases 450
square feet of office space in Far Hills, new Jersey at a cost of
$1,000 per month.      The Company believes that all of its initial
requirements for manufacturing, packaging, and storage will be met by its contract manufacturers.

  To support the development efforts without assuming fixed
costs, the Company has contracted with Hayes Medical, Inc.     and
GVO, Inc.     for engineering, design specification, prototype
manufacturing, cost projections and schedules.  This association
will also aid the Company with the FDA s 510-K approvals     as
well as SofCeps prototype development and testing.

  The Company also presently contracts for laboratory facilities with "TechniMark" in Clearwater, Florida to assemble its handmade clinical devices of SofCeps as well as the production of VETCEPSTM. Although not currently anticipated, future manufacturing may be done by the Company itself which would most likely require further financing.

Litigation

  The Company is not a party to any material pending legal proceedings and no such action by, or to the best of its knowledge, against the Company has been threatened.

Employees

       As of March 31, 1997 the Company employed 8 full-time individuals, consisting of 3 executive officers and 5 office staff
personnel.      In addition to its full-time employees, the Company
uses the services of certain consultants on a contract basis.
These consultants include, William D. Kiesel, a patent attorney and director of the Company; Paul R. Radle, Jr., a CPA and director,
treasurer, and CFO of the Company;     Clayton Simpson, a CPA and
Controller of the Company;      Joel Faden, a FDA consultant; and
Coastline Financial Corporation ("Coastline"), financial consultants. Mr. Kiesel is reimbursed for patent costs and expenses only. Prior to 1996, Mr. Radle received restricted shares of the Company s common stock as reimbursement for his services. After January 1, 1996, Mr. Radle has been compensated on as hourly
basis.     Mr. Simpson has been compensated on an hourly basis.
     Mr. Faden will be compensated on an hourly basis as services
are needed.     Coastline  was contracted with to provide financial
consulting services to the Company and to assist in locating potential funding sources. Shares of the Company's common stock issued and to be issued to Coastline come from issued and outstanding stock held by the founders of the Company. The formula for determining the number of shares to be issued to Coastline was developed through negotiations with the parties involved. Additionally, Coastline receives a fee of $1,000 per month.

       Shares of the Company's common stock received by Mr. Radle and by Coastline Financial as described above are deemed to have been transferred in private transaction without registration under the Securities Act of 1933, as amended (the "Act"), and therefore, such shares are restricted securities and may not be further transferred without registration under the Act or an appropriate registration therefrom. All certificates representing the respective shares bear a restrictive legend.

ITEM 2.     Management s Discussion and Analysis or Plan of
            Operation

  The following information should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in the Form 10-SB.

Results of Operations

  Prior to the date hereof, the Company has been deemed a development stage company primarily engaged in the research and development of its childbirth assistance device its medical safety devices and other medical products. The Company has only realized minimal sales revenues from its veterinary birth assistance device and has not marketed any of its other products.

Three Months ended March 31, 1997 Compared to Three Months Ended
March 31, 1996

  The net loss for the first quarter of 1997 increased 68% to $398,098 when compared to the corresponding 1996 period. This result is primarily attributed to the Company s increased effort in the development of its products.

  Operating expenses for the first quarter of 1997 increased
84%, when compared to the corresponding 1996 period, primarily attributed to increases in the following items: product development (121% increase for the first quarter of 1997) due to increased effort in the development of SofCeps and CoverTip, the Company s flagship products; salaries (50% increase for the first quarter of 1997) due to the addition of a Vice President and Chief Operating Officer and annual salary increases; professional services (919% increase to $26,548 for the first quarter of 1997) due to additional costs associated with being a public reporting company; general and administrative expenses (42% for the first quarter of 1997) due to increases in consulting charges, contract labor, and travel expenses.

Year Ended December 31, 1996 Compared to Year Ended December 31,
1995

  The net loss for the year ending December 31, 1996 increased 28.89% to $1,498,725 when compared to the corresponding 1995 period. These results continue to be primarily attributable to the Company s increased effort in the development of its products.

  Operating expenses for the year ending December 31, 1996 increased 26.47% when compared to the corresponding 1995 period, primarily attributed to increases in the following items: product development (94.31% increase for the year ending December 31, 1996); salaries (39.85% increase for the year ending December 31,
1996) due to the addition of a Vice President and Chief Operating Officer and annual salary increases; depreciation and amortization (29.27% for the year ending December 31, 1996) due to the addition of computer and office equipment; general and administrative expenses (22.31% for the year ending December 31, 1996) due to increases in contract labor, travel expenses, and expenses related to the addition of an office in Far Hills, New Jersey. Interest expense decreased 14.35% for the year ending December 31, 1996. Professional services decreased 25.58%. This decrease was primarily due to the addition of the Company s Chief Operating Officer to the Company s staff. This individual was formerly a consultant to the Company and became an employee on January 1, 1996.

Financing and Capital Resources

       Since July 1992, the Company has incurred costs of $5,012,320 on operating expenses including product research and development, organization and administration. For the three month period ended March 31, 1997, the Company incurred costs of $435,196, and for the years ended December 31, 1996 and 1995, the Company incurred costs of $1,434,465 and $1,134,201, respectively. The Company has previously raised funds through private placements of debt and equity securities. Management has determined that the Company will require approximately $7,000,000 in future funding which may be accomplished through an offering or from internally generated funds, although there can be no assurance that the Company will be able to realize any of these funds. Future funding will be used to complete SofCeps and COVERTIPTM development, begin preliminary marketing and product production, assist development and marketing of "opportunity products" to create a revenue stream, and for production, sales, and marketing of SofCeps and COVERTIPTM.

  The Company completed a private placement of its common stock on December 17, 1996 having raised $2,013,500. Expenses related to the private placement totaled $85,420. The Company issued 1,342,331 shares of common stock pursuant to the private placement at a price of $1.50 per share. The Company also issued one stock purchase warrant for each share of common stock issued. The warrants constitute an option to buy, at a price of $1.50 per share, unregistered shares of common stock for a period of four years from date of issue of the common stock acquired through the private placement. The issuance price of the common stock for the private placement was determined by the Company s Board of Directors. The Board took into consideration such things as the current market price for its trading common stock at the time the Private Placement was offered, shareholder dilution, and the Company s current stage of development.

Net Operating Loss

       Except for nominal revenues in 1996,    , the Company has been
a non-revenue producing company which has accumulated
$5,091,041 of net operating losses as of March 31, 1997.      These
net operating losses may be used to reduce taxable income and income taxes in future years. Use of these losses to reduce future income taxes will depend on the generation of sufficient taxable income prior to the expiration of the net operating loss carryforwards. The carryforwards will begin to expire in the year
   2006.      In the event of certain changes in control of the
Company, there will be an annual limitation on the amount of net operating loss carryforwards which can be used.

Liquidity and Capital Resources

  Historically, the Company s working capital needs have been satisfied primarily through its financing activities including private loans and raising capital through the sale of securities. Working capital as of March 31, 1997 was a negative $224,227 compared to $198,112 at December 31, 1996. This decline in working capital is primarily attributable to the decrease in cash of $460,464. Working capital as of December 31, 1996 of $198,112 increased from a negative $470,270 as of December 31, 1995. The improvement in working capital over 1995 is primarily attributable to an increase in the Company s cash balances of $587,455 due to the private placement of the Company s common stock and a decrease of $162,595 in the current portion of notes payable.

  Net cash used by operations for the first quarter of 1997 was $428,729, compared to net cash used of $193,845 for the comparable 1996 period, primarily attributed to the increase in the net loss from operations during the first quarter of 1997. Also, net cash from financing activities during the first quarter of 1997 was $28,930 compared to $177,394 for the comparable 1996 period, primarily attributed to the sale of common stock. Net cash used by operations for year ended December 31, 1996 was $1,223,232 compared to net cash used of $728,626 for the comparable 1995 period, primarily attributed to the increase in the net loss from operations during 1996 period. Net cash from financing activities for the year ended December 31, 1996 was $1,927,560 compared to $853,420 for the comparable 1995 period, primarily due to the sale of common stock.

  The Company is currently in default on three notes payable to various individuals totaling $43,908 as of March 31, 1997. One of the three notes had called for monthly payments of $500 with the balance being payable on March 1, 1996. The Company continues to make the monthly payment of $500. None of the three note holders have demanded repayment and the Company continues to accrue interest on all outstanding notes payable.

  The Company anticipates meeting its working capital needs during the second quarter of 1997 with the cash reserves the Company currently maintains. While the Company continues to pursue the development of its products it is actively pursuing financing to provide future working capital needs and to prepare for the future marketing and sales activities related to its products. Although management has not made any arrangements or definitive agreements, the Company is contemplating the additional private placement of securities and/or a public offering, although there can be no assurance that the Company could successfully complete any such offering. If sales revenue from the Company s products under development are not adequate to fund the Company s future operations and it is unable to secure financing from the sales of its securities or from private lenders, the Company could experience additional losses which could curtail the Company s operations. The continuation as a going concern is directly dependent upon the success of its future operations and ability to obtain additional financing.

  As of March 31, 1997 the Company had total assets of $706,885 and stockholders equity of $194,278. In comparison, as of December 31, 1996 the Company had total assets of $1,051,500 and total stockholders equity of $558,106. The 33% decrease in total assets for the three month period ended March 31, 1997 is primarily due to cash used in the Company s operating activities.

  As of December 31, 1996 the Company's total assets of $1,051,500 and stockholders equity of $558,106 compared to total assets of $406,531 and total stockholders deficiency of $191,384 at December 31, 1995. The 158.65% increase in total assets for the year ended December 31, 1996 is primarily due to cash realized from the Company s financing activities.

  Management believes that the Company has sufficient capital resources to fund anticipated operations until some time in the early third quarter of 1997. Unless the Company is able to begin substantial sales of its products during the first half of 1997 or is able to raise additional sales of corporate debt or equity securities, the Company may encounter a cash flow shortage during the second quarter of 1997. To overcome this potential cash flow shortage, management intends to seek additional equity or debt capital through private sources, although there can be no assurance such funds will be available. As of the date hereof, the Company has not entered into any firm agreements or understandings for the raising of capital from private sources. If sales revenue from the Company s products under development are not adequate to fund the Company s future operations and it is unable to secure financing from the sales of its securities or from private lenders, the Company could experience additional losses which could curtail the Company s operations. The continuation as a going concern is directly dependent upon the success of its future operations and ability to obtain additional financing.

  In the opinion of management, inflation has not had a material effect on the operations of the Company.

Risk Factors and Cautionary Statements

  Forward-looking statements in this report are made pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The Company wishes to advise readers that actual results may differ substantially from such forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the statements, including, but not limited to, the following: the ability of the Company to meet its cash and working capital needs, the ability of the Company to complete development of its products, and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission.

ITEM 3.     Description of Property

  The information required by this Item 3, Description of Property, is set forth in Item 1, Description of Business, of this Form 10 - SB.


ITEM 4.     Security Ownership of Certain Beneficial Owners and
            Management

  The following table sets forth information, to the best knowledge of the Company, as of March 31, 1997, with respect to each person known by the Company to own beneficially more than 5% of the outstanding Common Stock, each director and all directors and officers as a group.

Name and Address of           Number of Shares        Percentage
 Beneficial Owner            Beneficially Owned      Ownership(1)

Gary E. Alexander *             1,275,893(2)             10.2%
9624 Brookline Avenue
Baton Rouge, LA 70809

Robert McNamee                  1,205,826(3)              9.5%
1398 Oakley Drive
Baton Rouge, LA 70806

Jerry L. Phipps                 1,215,826(4)              9.5%
7530 Old Sturbridge Ln.
Baton Rouge, LA 70806

William D. Kiesel *             1,201,813(5)              9.3%
2355 Drusilla Lane
Baton Rouge, LA 70809

Edward P. Sutherland *            877,900(6)              7.0%
9624 Brookline Avenue
Baton Rouge, LA 70809

Kerry Frey *                      522,500(7)              4.2%
9624 Brookline Avenue
Baton Rouge, LA 70809

Paul R. Radle, Jr. *              160,000(8)              1.3%
9624 Brookline Avenue
Baton Rouge, LA 70809

Robert L. diBenedetto *           930,480(9)              7.3%
781 Colonial Drive
Baton Rouge, LA 70806

Jane Cooper *                       7,600(10)             .06%
9624 Brookline Avenue
Baton Rouge, LA 70809

Timothy Andrus *                    1,500                 .01%
9624 Brookline Avenue
Baton Rouge, LA 70809

Wade Fallin *                       1,000                 .01%
9624 Brookline Avenue
Baton Rouge, LA 70809

Directors and officers          7,399,338(11)            50.9%
 as a group (8 persons)


*  Director
** Unless otherwise indicated in the footnotes below, the Company has been advised that each person above has sole voting power over the shares indicated above.

(1)    As of     March 31, 1997, there were 12,345,340      shares of
       common stock outstanding, which figure     does not take
       into consideration stock purchase     warrants      owned by
       certain officers, directors and principal shareholders, entitling the holders to purchase an aggregate of
          2,195,431     shares of common stock and which are
       currently exercisable.  Therefore, for purposes of the table
       above, as of     March 31, 1997, 14,540,771     shares of
       common stock are deemed to be issued and outstanding in accordance with Rule 13d-3 adopted by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. Percentage ownership is calculated separately for each person on the basis of the actual number of outstanding
       shares as of     March 31, 1997     and assumes the exercise
       of stock purchase     warrants      held by such person (but
       not by anyone else) exercisable within sixty days.
(2)    Includes 167,000 shares which may be acquired by Mr. Alexander
       pursuant to the exercise of stock purchase     warrants
       exercisable within sixty days at the average exercise price of $1.59 per share.
(3) Includes 847,193 shares held in the name of Robert W. and Geraldine McNamee and 358,633 shares which may be acquired by Mr. McNamee pursuant to the exercise of stock purchase warrants exercisable within sixty days at the average exercise price of $3.31 per share.
(4)    Includes    518,362 shares held in the name of Jerry L. and
       Barbara D. Phipps and 473,632     shares which may be acquired
       by Mr. Phipps pursuant to the exercise of stock purchase
       warrants      exercisable within sixty days at the average
       exercise price of    $2.91     per share.
(5)    Includes    565,166     shares which may be acquired by Mr.
       Kiesel pursuant to the exercise of stock purchase     warrants
            exercisable within sixty days at the average exercise
       price of    $2.61 per share, of which 300,000 warrants are
       held in the name of Roy, Kiesel & Tucker and 100,000 warrants are held in the name of Nu Vue Corp.
(6)    Includes     350,000 shares held in the name of Diana B.
       Sutherland, wife of Edward P. Sutherland, and      173,000
       shares which may be acquired by Mr. Sutherland pursuant to the
       exercise of stock purchase     warrants      exercisable
       within sixty days at the average exercise price of $1.58 per share.
(7)    Includes    19,000     shares which may be acquired by Mr.
       Frey pursuant to the exercise of stock purchase     warrants
            exercisable within sixty days at the average exercise
       price of    $2.47     per share.
(8)    Includes    57,000     shares which may be acquired by Mr.
       Radle pursuant to the exercise of stock purchase     warrants
            exercisable within sixty days at the average exercise
       price of    $1.81     per share.
(9) Includes 377,000 shares which may be acquired by Dr. diBenedetto pursuant to the exercise of stock purchase warrants exercisable within sixty days at the average exercise price of $2.75 per share.
(11) Includes 5,000 shares which may be acquired by Ms. Cooper pursuant to the exercise of stock purchase warrants exercisable within sixty days at the average exercise price of $4.25 per share.
(12)   Includes    2,195,431     shares which may be acquired by the
       Company's officers and directors pursuant to the exercise of
       stock purchase     warrants      exercisable within sixty days
       at exercise prices ranging from    $1.57     to $4.25 per
       share


ITEM 5. Directors, Executive Officers, Promoters and Control
        Persons

Executive Officers and Directors

  The executive officers and directors of the Company are as follows:

       Name              Age            Position
Edward P. Sutherland     50     President, Chief Executive Officer
                                and Director
Gary E. Alexander        52     Vice President, Chief Technology
                                Officer and Director
Kerry M. Frey            51     Vice President, Chief Operating
                                Officer and Director
Paul R. Radle, Jr.       42     Vice President, Chief Financial
                                Officer, Treasurer and Director
William D. Kiesel        52     Corporate Director and Secretary
Dr. Timothy Andurs       47     Director
Jane Cooper              42     Director
Dr. Robert L. diBenedetto69     Director
______________

     All directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified. The Executive Committee of the Board of Directors, to the extent permitted under Utah law, exercises all of the power and authority of the Board of Directors in the management of the business and affairs of the Company between meetings of the Board of Directors. Each executive officers serves at the discretion of the Board of Directors.

     Directors are reimbursed for reasonable travel expenses incurred related to attending meetings. Until such time as it becomes economically feasible, Directors will not be paid any cash compensation for serving on the Board. However, each member receives 500 shares of the Company's common stock for each meeting attended and an annual stock option for the purchase of 5,000 shares. Also, the Chairman receives an additional 200 shares per meeting. Additionally, members of the Compensation Committee will receive 100 shares per meeting with the Committee Chair receiving 150 shares. All shares issued to directors are deemed restricted securities under the Act.

  The four principal managers of the Company are:

       EDWARD P. SUTHERLAND is the President/CEO and a co-founder of the Company. Mr. Sutherland received a Bachelor of Arts Degree from Louisiana State University in 1968, and a Juris Doctor Degree from Louisiana State University in 1974. He was in private law practice from 1974 until he co-founded the Company in 1992. Mr. Sutherland has over 25 years of business, professional and personnel management expertise in the private and public sector including over five years of experience in forming, developing and managing a start-up company in the medical R&D industry. His background includes strategic planning, financing, administration, policy formulation and execution, personnel education, general office management, bookkeeping, taxation, and interface with governmental agencies including FDA and SEC. While practicing as an attorney, Mr. Sutherland also developed a comprehensive background in hospital and medical practice, and product liability litigation.

       GARY E. ALEXANDER is the Vice President, Chief Technical Officer and co-founder of the Company. He is the principle inventor of SofCeps. and most of the Company s other products and
is in charge of     product      research and development.  Mr
Alexander received his Juris Doctor Degree in law from Louisiana State University in 1976 and was engaged in private law practice from 1976 to 1991, specializing in medical liability matters with emphasis on obstetrics. In 1989, Mr. Alexander conceived the SofCeps product and in 1990 began full time development of the product. He has spent the last six years devoting himself to invention, research, and developing of products for ultimate commercialization. His broad based career began early in 1967 being named the number one Junior Salesman in the United States for AM Corporation, a source data collection and conversion company. Mr. Alexander has owned and operated several businesses in building, general contracting, and construction equipment sales, where he managed up to 75 employees and sub-contractors and managed the materials flow accounting, invoicing, accounts payable and receivable, and exclusive service contracts with major appliance manufacturers. In connection with those businesses, he acquired the special skills and expertise in engineering principles, design, drawings, welding, carpentry, materials evaluation, electrical and mechanical sciences which have led to his inventing successes. His background in law resulted in multiple areas of business expertise including the management of accounts in the real-estate sector, and he has advised several manufacturing clients on both domestic and international businesses contracts, research and development, operations, sales and mergers. He has also served as advisor and counsel for several financial institutions and has interfaced with several governmental agencies including FDA and SEC and has represented the SBA.

       KERRY M. FREY, Vice President and Chief Operating Officer has over 22 experience in the health care industry. Mr. Frey received a Bachelor of Arts Degree from Southeastern Louisiana University in 1969. His background includes marketing and sales, as well as general management. Mr. Frey was associated with Johnson and Johnson Hospital Services for ten years in the development of multi-company corporate marketing programs and services. He served as Vice President of Marketing as well as VP of Sales. Mr. Frey has coordinated strategic assessment of the dynamic healthcare market, including managed care, integrated provider systems and healthcare reform. He led the development of corporate value added marketing programs for multi-hospital groups, large regional hospital systems, surgical supply distributors and service marketing programs for Johnson & Johnson in the professional healthcare marketplace. Previous consulting assignments have included integrated healthcare systems such as the General Health System and the Florida Hospital; futuristic health delivery planning with Walt Disney Development Company. He also consulted for Qualitycare, Inc., a medical distributor company, and has served on the boards of a medical software company, a start-up minority distributor, and three other successful development stage companies.

       PAUL R. RADLE, JR. is the Company s Vice President, Chief Financial Officer and Treasurer. Mr. Radle received from the University of New Orleans a B.S. Degree in Accounting in 1978 and was licensed to practice as a Certified Public Accountant in the State of Louisiana in 1983. From 1974 to 1981, was employed by CNG Producing Company serving in various accounting functions. From 1982 to 1995, Mr. Radle has served as Vice President, Finance for Arrowhead Exploration Company, an independent oil and gas exploration and production company. Mr. Radle s background includes strategic planning, financial reporting, taxation, MIS, and corporate administration. He is experienced in negotiating contracts and agreements, performing business valuations and economic analysis of business opportunities and investments. Mr. Radle is a member of the Louisiana Society of CPA's, the American Institute of CPA's, the Independent Petroleum Association of American Tax Committee, and is a board member of the General Health System Foundation and the Louisiana State University School of Social Work.

       The Company s Secretary and Consultant on Intellectual
       Property is:

  WILLIAM DAVID KIESEL is a Director and a co-founder of the Company. During the past 25 years he has been actively engaged in advising numerous start-up businesses. During that period he has supported more that 100 start-up companies in all aspects of their businesses, including structuring of R&D programs, financial planning, management, as well as, marketing and sales of their new products. These companies have varied in size and encompass organizations offering a wide spectrum of products, including medical devices and pharmaceutical products. In addition to his current position with Medisys, he serves as the business manager of his own 25 person patent law firm. He has also provided to his clients fair market and liquidation s evaluations of patents, trademarks, and other intellectual property. Mr. Kiesel received from Louisiana State University a B.S. Degree in Mathematics in 1966, a M.S. Degree in Nuclear Engineering in 1970, and a Juris Doctor Degree in law in 1970. Mr. Kiesel has been a registered patent attorney and engaged in the private practice of law since 1971 specializing in patent law and related legal areas. Mr. Kiesel has served as Adjunct Professor at the Louisiana State University Law School teaching courses in Patent Law.

  DR. TIMOTHY ANDRUS became a Director of the Company in November 1996. He has over seventeen years experience as an OB/GYN. Dr. Andrus has served as the Associate Director of Gulf South Health Plans HMO for the past five years. Formerly he was the Chief of Staff for Woman s Hospital, the seventh largest private woman s hospital in the U.S., and currently he is on their Board of Directors.

  JANE COOPER     became a director of the Company in May 1996.
     Ms. Cooper is the founder, President, and CEO of Healthcare Advantage, Inc., a regional managed care company headquartered in New Orleans, Louisiana. Healthcare Advantage offers a variety of managed care products including Advantage Health Plan, a commercial HMO and a Medicare HMO, and serves over 325,000 members in eight states. Originally from Wisconsin, Ms. Cooper attended Augustana College for her undergraduate work and received her Master s Degree from the University of Illinois. Since 1982 Ms. Cooper has worked in the managed care industry and has been in managed care in New Orleans since 1985. Ms. Cooper is on the executive Committee of the Louisiana Managed Healthcare Association (LMHA) and is on the Board of Directors and serves as Secretary of the American Association of PPO s (AAPPO).

  DR. ROBERT L. diBENEDETTO a director and co-founder of the Company, received his Doctorate of Medicine in 1952 from the Louisiana State University Medical School and served his internship at Mercy Hospital from 1952 to 1953, and his residency in Obstetrics and Gynecology at Charity Hospital, New Orleans, Louisiana from 1956 to 1959. Dr. diBenedetto has been engaged in the private practice of Obstetrics and Gynecology from 1959 to the present and has recently received recognition as one of the top fifty physicians in the United States. His hospital affiliations include Woman's Hospital Foundation, Baton Rouge, Louisiana where he has served as Chairman of the Board of Directors from 1984 to 1990, and he is also affiliated with Our Lady of the Lake Hospital, Baton Rouge General Hospital and Earl K. Long Hospital. Dr. diBenedetto is also currently President and CEO of the Louisiana Medical Insurance Company, a major provider of medical malpractice insurance. He also serves on the following committees: Chairman, Dialogue with Congress; Area-wide Health Planning; Liaison with Organized Specialties; Chairman, Maternal & Child Health; Member, Committee on Professional Liability of American College of
Obstetrics and Gynecology;   Member, Committee on Ethics of
American College of Obstetrics and Gynecology; Past Chairman, Louisiana Delegation to American Medical Association. His professional organizations include: Chairman & Legislative Liaison, Louisiana Section of the American College of Obstetricians and Gynecologists; Past Chairman, Louisiana Delegation to the American Medical Association; South Central OB/GYN Society; clinical Associate Professor of OB/GYN, L.S.U. School of Medicine - New Orleans, Louisiana; American Fertility Society; Treasurer, Louisiana Medical Political Action Committee.

ITEM 6.     Executive Compensation

  The Company has not had a bonus, profit sharing, or other deferred compensation plan for the benefit of its employees, officers or directors.

  The following table sets forth all cash compensation actually paid (and not deferred) by the Company for services rendered to the
Company for the years ended December 31, 1994,     1995 and 1996
     to the Company s Chief Executive Officer, Chief Technical Officer, and Chief Operating Officer.

                        Summary Compensation Table
                                                  Other
Name and                                         Annual    All Other
Principal Position   Year  Salary(1)   Bonus    Compensa-  Compensa-
                                                    tion     tion(2)

Edward P. Sutherland,1994  $125,400 $   -0-      $  -0-   $ 2,000
President and CEO    1995   110,900     -0-         -0-    25,253
                     1996   150,000     -0-         -0-    35,415

Gary Alexander,      1994   119,900     -0-         -0-     2,000
Vice President       1995   109,983     -0-         -0-    24,543
and Chief            1996   108,000     -0-         -0-    34,257
Technology Officer

Kerry M. Frey        1994       -0-     -0-         -0-       -0-
Vice President and   1995       -0-     -0-         -0-    64,000
Chief Operating      1996   144,000     -0-         -0-    47,136
Officer

(1) 1994 and 1995 "Salary" includes amounts that were deferred and not paid as follows: Mr. Sutherland, $73,150 for 1994 and $18,000 for 1995; and Mr. Alexander, $69,942 for 1994 and $18,000 for 1995.

(2) 1995 and 1996 "All Other Compensation" includes amounts paid in each respective year that relate to deferred salary and consulting accruals from prior years as follows: Mr. Sutherland, $25,253 for 1995 and $35,415 for 1996; Mr. Alexander, $24,543 for 1995 and
       $34,257 for 1996; and Mr. Frey, $29,250 for 1996.  As of
       December 31, 1996 the Company has accrued salaries and directors fees of $85,851 as disclosed in Note 3 to the Consolidated Financial Statements contained elsewhere in this Form 10-SB.

Employment Agreements

  On January 12, 1993 the Company entered into three-year employment agreements with each of Edward P. Sutherland, Gary E.
Alexander, and Jerry Phipps, pursuant to which they were to receive annual salaries of $114,000, $109,000 and $57,800 respectively. These agreements have all expired.

  In September 1996, the Company entered into new employment contracts with Mr. Sutherland and Kerry M. Frey. Both agreements acknowledge that since November 1, 1995, Messrs. Sutherland and Frey had been working under an oral employment agreement and had accrued part of their compensation. Therefore, the agreements were effective as of November 1 1995 for Mr. Frey and January 1, 1996 for Mr. Sutherland and both agreements expire December 31, 1997.

  Pursuant to the terms of Mr. Sutherland's agreement, for his duties as President and Chief Executive Officer, he is to receive a monthly base salary of $12,500. In addition, upon execution of his agreement, Mr. Sutherland was to be paid all of his accrued back salary. In the sole discretion of the Company, Mr. Sutherland can be awarded additional monetary compensation based on performance.

  Mr. Frey is employed as the Vice President of Sales and
Marketing and Chief Operating Officer and will receive a base monthly salary of $12,000. In addition, upon execution of his agreement, Mr. Frey was to be paid $12,000 in consideration for past services rendered. Further, the Company agreed to issue to Mr. Frey a five year stock purchase warrant for the purchase of 2,000 shares of the Company's common stock at the exercise price of
   $3.50     per share.  In the sole discretion of the Company, Mr.
Frey can be awarded additional monetary compensation based on performance.

ITEM 7. Certain Relationships and Related Transactions

  On August 6, 1992 the Company, then known as Whitewater
Products, Ltd., entered into a certain Acquisition Agreement and Plan of Reorganization (the "Agreement") with Medisys Technologies, Inc., a privately held Louisiana corporation ("Medisys-Louisiana"). Prior to entering into the Agreement, the Company was engaged in only minimal activities and Medisys-Louisiana was engaged in the research and development of SofCeps. As per the terms of the Agreement, the Company acquired all the issued and outstanding shares of common stock of Medisys-Louisiana in exchange solely for 9,250,000 shares of the Company's authorized but previously outstanding Common Stock, issued to the shareholders of Medisys-Louisiana and their designees. Medisys-Louisiana became a wholly owned subsidiary of the Company and the Company changed its corporate name to Medisys Technologies, Inc., under the laws of the State of Utah. For accounting purposes, the transaction has been treated as a recapitalization of the Company, or reverse
acquisition, with Medisys-Louisiana deemed the acquiror.      At
the time of the transaction, the Company had only nominal assets and there was no substantive trading market for its securities. Therefore, the value of the transaction and the number of shares issued thereby was determined by mutual negotiation among the parties.

       The law firm of Roy, Kiesel & Tucker has been used for patent work. William David Kiesel is a partner of Roy, Kiesel & Tucker and is the Corporate Secretary and a Director of the Company. Mr. Kiesel does not bill the Company for his time. However, other attorneys at his firm do bill the Company for their time and the Company does reimburse Roy, Kiesel & Tucker for expenses incurred on the behalf of the Company.

ITEM 8.     Description of Securities

Common Stock

  The Company is authorized to issue 100,000,000 shares of
   capital stock,     par value $.0005 per share, of which
   12,345,340 shares of Common Stock were issued and outstanding as
of March 31, 1997.     All shares of Common Stock have equal rights
and privileges with respect to voting, liquidation and dividend rights. Each share of Common Stock entitles the holder thereof to
(i) one non-cumulative vote for each share held of record on all matters submitted to a vote of the stockholders; (ii) to participate equally and to receive any and all such dividends as may be declared by the Board of Directors out of funds legally available thereof; and (iii) to participate pro rata in any distribution of assets available for distribution upon liquidation of the Company. Stockholders of the Company have no preemptive rights to acquire additional shares of Common Stock or any other securities. All outstanding shares of Common Stock are non-assessable.

                                  PART II

ITEM 1. Market Price of And Dividends on the Registrant s Common Equity and Other Shareholder Matters

  No shares of the Company s Common Stock have been registered with the Securities and Exchange Commission or any state securities agency of authority. The Company s Common Stock has been traded in the over-the-counter market and quotations are published on the NASD Electronic Bulletin Board under the symbol "SCEP , and in the National Quotation Bureau, Inc. "pink sheets" under Medisys Technologies, Inc..

  The following table sets forth the range of high and low bid prices of the Common Stock for each calendar quarterly period since the first quarter of 1994 as reported by the National Quotation Bureau, Inc. ("NQB"). Prices reported by the NQB represent prices between dealers, do not include retail markups, markdowns or commissions and do not represent actual transactions.

                                  High      Low
       1994
          First Quarter          $3.50     $2.00
          Second Quarter          3.00      2.75
          Third Quarter           2.25      2.00
          Fourth Quarter          2.00      2.375
          1995
          First Quarter           1.75      1.00
          Second Quarter          2.75      1.00
          Third Quarter           2.00      0.75
          Fourth Quarter          3.125     1.00
          1996
          First Quarter           4.1875    1.50
          Second Quarter          5.125     3.875
          Third Quarter           4.25      3.00
          Fourth Quarter          3.25      1.87
          1997
          First Quarter           2.4375    1.125
          Second Quarter(1)       1.9375     .875

          (1)  As of June 30, 1997.

  As of     June 30, 1997      there were     approximately 450
     holders of record of the Company s Common Stock, which figure does not take into account those shareholders whose certificates are held in the name of broker-dealers.

Dividend Policy

  The Company has not declared or paid cash dividends or made distributions in the past, and the Company does not anticipate that it will pay cash dividends or make distributions in the foreseeable future. The Company currently intends to retain and invest future earnings to finance its operations.

ITEM 2.     Legal Proceedings

  There are presently no material pending legal proceedings to which the Company or any of its subsidiaries is a party or to which any of its property is subject and, to the best of its knowledge, no such actions against the Company are contemplated of threatened.

ITEM 3.     Changes in and Disagreements With Accountants

  There have been no changes in or disagreements with accountants.

ITEM 4.     Recent Sales of Unregistered Securities

  During 1994, 260,016 shares of restricted common stock were issued to approximately 79 investors with proceeds of $1,236,583
through various private placements     and in exchange for common
stock issued in settlement of shareholder loans.

  During 1995, 627,937 shares of restricted common stock were
issued pursuant to Regulation S     and other private placements
     to approximately 38 investors with proceeds totaling
   $659,876.

  During April 1995, 100,000 shares of restricted common stock were issued to an officer of the Company for services rendered.
    An additional 21,939 shares were issued to other individuals in payment of services rendered valued at $33,850. The Company also issued 42,000 shares of common stock to 3 individuals for payment of rent valued at $14,973.

  During December 1995, the Company transferred 120,000 shares in settlement of a note with a balance of $100,000 plus accrued interest of $11,699. The shares were issued in the name of the Company during 1994 as collateral for the loan.

  The Company conducted a private placement of its common stock during 1996. 1,342,331 shares of restricted common stock were sold at $1.50 per share resulting in total cash proceeds of $2,013,500. 1,192,331 of the shares sold carry with them a warrant to purchase one additional share of common stock at $1.50 per share.

  Between May and December, 1996, the Company issued an additional 36,769 shares of restricted common stock to officers, directors, consultants, professionals and vendors for services rendered. The shares were priced at the fair market value of the common stock on the date the shares were issued and have been valued at a total of $124,704 in the accompanying consolidated financial statements for an average per share price of $3.39.

  Also during 1996, warrants representing 40,000 and 1,700
shares of common stock were exercised at prices of $1.25 and $1.50 per share, respectively, generating cash proceeds to the Company totaling $52,550.

  In July 1996, 20,000 shares of restricted common stock were issued by the Company as payment of a $50,000 note payable along with accrued interest of $6,000 resulting in a per share price of $2.80.

  The Company issued 100,000 shares of restricted common stock upon the exercise of common stock warrants representing the same number of shares, having an exercise price of $1.75 per share. Payment for the common stock was made with a non-interest bearing four year promissory note. The related shares are being held by the Company as collateral for the promissory note.

  In the first quarter of 1997, the Company issued 7,400 shares of common stock for services valued at $14,106 or $1.91 per share.

  With respect to the issuance and/or sale of the aforementioned shares, the Company relied on the exemption from registration provided by Sections 4(2) and 4(6) of the Securities Act of 1933, as amended (the "Act"), Regulation D Rule 506, and/or Regulation S promulgated thereunder. The Company has also made available to purchasers of its common stock its business plan and/or Private Placement Memorandum. All of the shares issued to the aforementioned persons bore restrictive legends preventing their transfer except in accordance with the Act and the regulations promulgated thereunder. In addition, stop transfer instructions pertaining to these shares will be lodged with the Company s transfer agent.

ITEM 5.     Indemnification of Directors and Officers

  As permitted by the provisions of the Utah Revised Business Corporation Act (the "Utah Act"), the Company has the power to indemnify an individual made a party to a proceeding because they are or were a director, against liability incurred in the proceeding, if such individual acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interest of the Company and, in a criminal proceeding, they had no reasonable cause to believe their conduct was lawful. Indemnification under this provision is limited to reasonable expenses incurred in connection with the proceeding. The Company must indemnify a director or officer who is successful, on the merits of otherwise, in the defense of any proceeding or in defense of any claim, issue, or matter in the proceeding, to which they are a party to because they are or were a director of officer of the Company, against reasonable expenses incurred by them in connection with the proceeding or claim with respect to which they have been successful. The Company s Articles of Incorporation empower the Board of Directors to indemnify its officers, directors, agents, or employees against any loss or damage sustained when acting in good faith in the performance of their corporate duties.

  The Company may pay for or reimburse reasonable expenses incurred by a director, officer employee, fiduciary or agent of the Company who is a party to a proceeding in advance of final disposition of the proceeding provided the individual furnishes the Company with a written affirmation that their conduct was in good faith and in a manner reasonably believed to be in, or not opposed to, the best interest of the Company, and undertake to repay the advance if it is ultimately determined that they did not meet such standard of conduct.

  Also pursuant to the Utah Act, a corporation may set forth in its articles of incorporation, by-laws or by resolution, a provision eliminating or limiting in certain circumstances, liability of a director to the corporation or its shareholders for monetary damages for any action taken or any failure to take action as a director. This provision does not eliminate or limit the liability of a director (i) for the amount of a financial benefit received by a director to which they are not entitled; (ii) an intentional infliction of harm on the corporation or its shareholders; (iii) for liability for a violation of Section 16-10a-842 of the Utah Act (relating to the distributions made in violation of the Utah Act); and (iv) an intentional violation of criminal law. To date, the Company has not adopted such a provision in its Articles of Incorporation, By-Laws, or by resolution. A corporation may not eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective. The Utah Act also permits a corporation to purchase and maintain liability insurance on behalf of its directors, officers, employees, fiduciaries or agents.

Transfer Agent

  The Company has designated Interstate Transfer Co., 56 West
400 South, Suite 260, Salt Lake City, Utah 84101, as its transfer agent.

                                 PART F/S

  The financial statements for Medisys Technologies, Inc. for
the fiscal year ended December 31,    1996 and 1995     have been
examined to the extent indicated in their reports by Jones, Jenson & Company, independent certified public accountants, and have been prepared in accordance with generally accepted accounting principles and pursuant to Regulation S-B as promulgated by the Securities and Exchange Commission and are included herein in response to Item 15 of this Form 10-SB. Financial statements for
the period ending    March 31, 1997 and 1996 included herewith have
not been audited and were prepared by the Company.

                     INDEPENDENT AUDITORS' REPORT


  The Board of Directors
  Medisys Technologies, Inc. and Subsidiary
  (Development Stage Companies)
  Baton Rouge, Louisiana

  We have audited the accompanying consolidated balance sheet of Medisys Technologies, Inc. and Subsidiary (development stage companies) as of December 31, 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years ended December 31, 1996, and 1995 and from inception on January 21, 1991 through December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Medisys Technologies, Inc. and Subsidiary (development stage companies) as of December 31, 1996, and the results of their operations and their cash flows for the years ended December 31, 1996, and 1995 and from inception on January 21, 1991 through December 31, 1996 in conformity with generally accepted accounting principles.

  The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 10 to the consolidated financial statements, the Company has incurred significant losses since inception relating to its research and development efforts and has had no significant operating revenues, all of which raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 10. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.



  Jones, Jensen & Company
  Salt Lake City, Utah
  February 26, 1997

               MEDISYS TECHNOLOGIES, INC. AND SUBSIDIARY
                     (Development Stage Companies)
                      Consolidated Balance Sheet


                                ASSETS

                                                  December 31,
                                                   1996
  CURRENT ASSETS

    Cash                                          $    669,604
    Inventory                                            8,571
    Prepaid expenses                                     6,997

        Total Current Assets                           685,172

  FIXED ASSETS

    Leasehold improvements                               2,195
    Automobiles                                         67,950
    Furniture and equipment                             66,092
    Leased equipment                                    10,010
    Accumulated depreciation                           (79,934)

        Total Fixed Assets                              66,313

  OTHER ASSETS

    Security deposits                                    4,000
    Patent and trademark costs, net (Note 1)           295,704
    Organizational costs (Note 1)                          311

        Total Other Assets                             300,015

        TOTAL ASSETS                              $  1,051,500

              MEDISYS TECHNOLOGIES, INC. AND SUBSIDIARY
                     (Development Stage Companies)
                Consolidated Balance Sheet (Continued)


                 LIABILITIES AND STOCKHOLDERS' EQUITY

                                                  December 31,
                                                   1996

  CURRENT LIABILITIES

    Accounts payable                              $    276,014
    Accrued expenses (Note 3)                          105,441
    Payable-stockholders (Note 2)                       45,981
    Contracts payable - current portion (Note 4)        14,243
    Notes payable (Note 5)                              45,381

        Total Current Liabilities                      487,060

  LONG-TERM DEBT

    Contracts payable  - less current portion (Note 4)   6,334

        Total Long-Term Debt                             6,334

        TOTAL LIABILITIES                              493,394

  COMMITMENTS AND CONTINGENCIES (Note 6)

  STOCKHOLDERS' EQUITY (Notes 7 and 8)

    Common stock: 100,000,000 shares
     authorized of $0.0005 par value,
     12,337,940 shares issued  and outstanding           6,167
    Additional paid-in capital                       5,429,958
    Stock subscriptions receivable (Note 7)           (175,000)
    Deficit accumulated during the development stage(4,703,019)

        Total Stockholders' Equity                     558,106

        TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY  $1,051,500

                   MEDISYS TECHNOLOGIES, INC. AND SUBSIDIARY
                         (Development Stage Companies)
                     Consolidated Statements of Operations

                                                                     From
                                                                   Inception on
                                                                   January 21,
                                       For the Years Ended        1991 through
                                            December 31,          December 31,
                                         1996       1995             1996

REVENUES                             $  2,182  $   2,802         $   4,984

OPERATING EXPENSES

  Cost of product sold                  1,267        574             1,841
  Product research and development    496,446    255,486         1,684,588
  Professional services               272,161    365,727           748,470
  Salaries                            290,857    207,980         1,038,906
  Depreciation and amortization        25,548     19,763           100,079
  General and administrative          348,186    284,671         1,003,240

     Total Operating Expenses       1,434,465  1,134,201         4,577,124

     OPERATING LOSS                (1,432,283)(1,131,399)       (4,572,140)

OTHER INCOME (EXPENSES)

  Interest income                      13,194       -              13,194
  Interest expense                    (26,566)   (31,016)         (90,646)
  Bad debt expense                    (53,070)      (357)         (53,427)

     Total Other Income (Expenses)    (66,442)   (31,373)        (130,879)

LOSS BEFORE INCOME TAXES           (1,498,725)(1,162,772)      (4,703,019)

INCOME TAXES                             -          -                -

NET LOSS                          $(1,498,725)$(1,162,772)   $ (4,703,019)


NET LOSS PER SHARE OF COMMON STOCK$  (0.13 )  $   (0.10)

                   MEDISYS TECHNOLOGIES, INC. AND SUBSIDIARY
                         (Development Stage Companies)
                Consolidated Statements of Stockholders' Equity


                                                                   Deficit
                                                                 Accumulated
                                                    Additional    During the
                                     Common Stock    Paid-In     Development
                                 Shares     Amount    Capital       Stage

Balance, January 21, 1991         -          $ -         $  -        $  -

Common stock issued for cash
 during 1991 at $.0001
 per share                   8,100,000       4,050     (3,060)          -

Net loss for the year ended
 December 31, 1991                -           -          -            (8,667)

Balance, December 31, 1991   8,100,000       4,050     (3,060)        (8,667)

Effect of reverse acquisition1,768,500         884    (41,557)          -

Private placement of common
 stock for cash at $2.00
 per share                     250,000         125    499,875           -

Cancelled shares              (418,500)       (209)       209           -

Net loss for the year ended
 December 31, 1992                -           -           -         (269,551)

Balance, December 31, 1992   9,700,000       4,850     455,467      (278,218)

Issuance of common stock for
 cash at an average price of
 $2.21 per share                45,248          23      99,977         -

Common stock offering costs       -            -       (4,970)         -

Net loss for the year ended
 December 31, 1993                -            -         -         (802,338)

Balance, December 31, 1993   9,745,248     $  4,873 $ 550,474   $(1,080,556)

                   MEDISYS TECHNOLOGIES, INC. AND SUBSIDIARY
                         (Development Stage Companies)
          Consolidated Statements of Stockholders' Equity (Continued)

                                                                     Deficit
                                                                    Accumulated
                                                         Additional During the
                                     Common Stock         Paid-In   Development
                                   Shares     Amount      Capital     Stage

Balance, December 31, 1993        9,745,248  $   4,873   $ 550,474  $(1,080,556)

Issuance of common stock for
 cash at an average price
 of $1.26 per share                  60,016         30      75,581        -

Contributed capital by shareholders    -          -        513,812        -

Commons stock issued in settlement
 of shareholder loans at
 approximately  $2.16 per share     200,000        100     431,495        -


Forgiveness of wages and fees
 by shareholders                       -          -        215,565        -

Common stock offering costs            -          -        (97,791)       -

Net loss for the year ended
 December 31, 1994                     -          -           -       (960,966)

Balance, December 31, 1994       10,005,264      5,003   1,689,136  (2,041,522)

Issuance of common stock for cash
 at an average price of $1.05
 per share                          627,937        314     659,562        -

Issuance of common stock for
 services rendered at an average
 price of $1.26 per share           121,939         61     153,789        -

Issuance of common stock for
 prepaid rent at $0.35 per share     42,000         21      14,952        -

Sale of common stock options           -          -        431,800        -

Transfer of common stock in
 settlement of debt                    -          -        111,699        -

Net loss for the year ended
 December 31, 1995                     -          -           -     (1,162,772)

Balance, December 31, 1995       10,797,140  $   5,399  $3,060,938 $(3,204,294)

                   MEDISYS TECHNOLOGIES, INC. AND SUBSIDIARY
                         (Development Stage Companies)
          Consolidated Statements of Stockholders' Equity (Continued)


                                                                     Deficit
                                                                    Accumulated
                                                         Additional During the
                                     Common Stock         Paid-In   Development
                                     Shares     Amount    Capital      Stage

Balance, December 31, 1995        10,797,140  $   5,399  $3,060,938 $(3,204,294)

Issuance of common stock for
 cash at a price of $1.50
 per share                         1,342,331        670   2,012,830        -

Common stock offering costs             -          -        (85,420)       -

Issuance of common stock for
 consulting and professional
 services rendered at an average
 price of $3.39 per share            36,769         17      124,687        -

Issuance of common stock from
 exercise of common stock
 warrants at $1.50 and $1.25
 per share                           41,700         21       52,529        -

Issuance of common stock in
 satisfaction of note payable
 at $2.80 per share                  20,000         10       55,990        -

Issuance of common stock for
 warrants exercised at $1.75 per
 share for subscription receivable  100,000         50      174,950        -

Common stock warrants issued for
 extension of payable payment          -          -          33,454        -

Net loss for the year ended
 December 31, 1996                     -          -            -     (1,498,725)

Balance, December 31, 1996       12,337,940  $   6,167   $5,429,958 $(4,703,019)

                   MEDISYS TECHNOLOGIES, INC. AND SUBSIDIARY
                         (Development Stage Companies)
                     Consolidated Statements of Cash Flows

                                                                       From
                                                                   Inception on
                                                                     January 21,
                                               For the Years Ended  1991 through
                                                    December 31,    December 31,
                                              1996          1995        1996
CASH FLOWS FROM OPERATING ACTIVITIES

 Loss from operations                     $(1,498,725) $(1,162,772) $(4,703,019)
 Adjustments to reconcile net income to net
  cash provided (used) by operating activities:
   Operating expenses paid by issuance of
    common stock                              124,704      183,867      308,571
   Common stock options and warrants
    for services                               33,454      177,800      211,254
   Depreciation and amortization               25,548       19,763      101,474
   Allowance for doubtful accounts             53,070         -          53,070
 Changes in operating assets and liabilities:
   (Increase) decrease in accounts receivable     870         (513)        -
   (Increase) decrease in inventory            (4,145)      (4,426)      (8,571)
   (Increase) decrease in prepaid expenses      7,976        4,485       (6,997)
   (Increase) decrease in loans
    receivable - stockholders                   5,007       (2,507)        -
   (Increase) decrease in security deposits      (859)          10       (4,000)
   (Increase) decrease in organizational costs   -            -            (311)
   Increase (decrease) in accounts payable    137,033       48,883      276,014
   Increase (decrease) in accrued expenses   (107,165)       6,784      105,441

       Net Cash (Used) by Operating
         Activities                        (1,223,232)    (728,626)  (3,667,074)

CASH FLOWS FROM INVESTING ACTIVITIES

 Increase in patent costs                     (91,053)     (64,778)    (297,098)
 Acquisition of subsidiary                       -            -         (40,673)
 Purchase of fixed assets                     (25,820)     (17,606)     (83,847)

    Net Cash (Used) by Investing Activities $(116,873)   $ (82,384)  $ (421,618)

                   MEDISYS TECHNOLOGIES, INC. AND SUBSIDIARY
                         (Development Stage Companies)
               Consolidated Statements of Cash Flows (Continued)

                                                                     From
                                                                  Inception on
                                                                  January 21,
                                         For the Years Ended     1991 through
                                             December 31,          December 31,
                                          1996          1995          1996
CASH FLOWS FROM FINANCING ACTIVITIES

   Payments of stock offering costs     $ (60,100)   $  (25,319)   $  (90,389)
   Proceeds from capital lease               -             -           10,010
   Payments on capital lease               (1,444)       (2,178)      (10,010)
   Payments on contracts payable          (13,132)      (10,574)      (41,823)
   Borrowings from stockholders            42,782         3,199       490,470
   Borrowings from notes payable             -           10,000       338,500
   Payment on loans payable - stockholders   -             -          (20,984)
   Payment on notes payable              (106,596)      (30,524)     (137,119)
   Stock subscriptions receivable            -            9,984       (53,427)
   Issuance of common stock             2,013,500       644,832     3,966,518
   Proceeds from sale of  stock options      -          254,000       254,000
   Proceeds from exercise of common
    stock options                          52,550          -           52,550

      Net Cash Provided by Financing
        Activities                      1,927,560       853,420     4,758,296

 NET INCREASE (DECREASE) CASH AND
  CASH EQUIVALENTS                        587,455        42,410       669,604

 CASH AND CASH EQUIVALENTS AT
  BEGINNING OF PERIOD                      82,149        39,739          -

 CASH AND CASH EQUIVALENTS AT END
  OF PERIOD                              $669,604     $  82,149     $ 669,604

 SUPPLEMENTAL DISCLOSURES OF CASH
  FLOW INFORMATION

     CASH PAID FOR

      Income taxes                       $   -        $    -        $    -
      Interest                           $  9,932     $  15,285     $  43,180

 NON CASH FINANCING ACTIVITIES
     Purchase of automobiles on contract $   -        $    -        $  62,400
     Conversion of stockholder loans to
       equity                            $ 56,000     $ 111,699     $ 599,294
     Stock issued in payment of operating
       expenses                         $ 124,704     $ 183,867     $ 308,571

                  MEDISYS TECHNOLOGIES, INC. AND SUBSIDIARY
                        (Development Stage Companies)
                Notes to the Consolidated Financial Statements
                          December 31, 1996 and 1995


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES

        a. Business Organization

        The Company was incorporated on March 17, 1983 under the laws of the State of Utah. The Company subsequently ceased its original business activity in 1985 and thereafter primarily investigated and sought new business opportunities and was reclassified as a development stage Company as of March 1, 1989.

        The Company has a wholly owned subsidiary (the Subsidiary) which was incorporated in the State of Louisiana, on January 21, 1991, for the purpose of developing a device for the assistance of childbirth under a patent which was applied for in May 1990 and granted on June 15, 1992.

        The Subsidiary has been classified as a development stage company since all activities to date have been related to the development of a childbirth assistance device as well as other medical devices.

        On August 6, 1992 the Company acquired all of the outstanding common stock of Medisys Technologies, Inc. (Medisys). For accounting purposes the acquisition has been treated as a recapitalization of Medisys with Medisys as the acquirer.

        b. Fixed Assets

        Fixed assets are stated at cost less accumulated depreciation. Depreciation on equipment and furniture is provided using the straight-line method over an expected useful life of five years.

        c. Patent and Trademark Costs

        The capitalized costs of obtaining patents consists of legal fees and associated filing costs. These patent costs will be amortized over the shorter of their legal or useful lives. The Company has numerous patents in various stages of development and the application process. Several patents have been granted but are being developed further in a continuation-in-part (CIP) status until the development of a commercial product is complete, the related product has received FDA (Food and Drug Administration) approval and is in a marketable condition ready for sale. Once patents have been granted, FDA approval obtained, and sales commenced, no further costs associated with the patent are capitalized. As of December 31, 1996, the Company did have one patented product for which sales have commenced with the related costs being amortized over the estimated useful life of the patent. Management has determined that estimated future cash flows from this product will be sufficient to recover the capitalized basis of the costs associated with that patent. The other patents for which costs have been capitalized are considered to have continued viability according to management of the Company with no significant events occurring which would impair the value of the capitalized costs associated with the individual patents.

                  MEDISYS TECHNOLOGIES, INC. AND SUBSIDIARY
                        (Development Stage Companies)
                Notes to the Consolidated Financial Statements
                          December 31, 1996 and 1995

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES
(Continued)

        c. Patent and Trademark Costs (Continued)

        The Company has also incurred costs associated with obtaining trademarks related to the Company's existing and future products. Those costs have been capitalized and will be amortized over the estimated useful life of the trademarks once approval has been received and usage begins. These trademarks are considered to have continued viability according to management with no significant events occurring which would impair the value of the capitalized costs associated with the trademarks.

        d. Organization Costs

        The Company's organization costs will be amortized over a 60 month period using the straight-line method when it begins its principal activities.

        e. Cash and Cash Equivalents

        For purposes of financial statement presentation, the Company considers all highly liquid investments with a maturity of three months or less, from the date of purchase, to be cash equivalents.

        f. Income Taxes

        No provision for federal income taxes has been made at December 31, 1996 and 1995 due to accumulated operating losses. The minimum state franchise tax has been accrued.

        The Company has accumulated approximately $4,692,943 of net operating losses as of December 31, 1996, which may be used to reduce taxable income and income taxes in future years. The use of these losses to reduce future income taxes will depend on the generation of sufficient taxable income prior to the expiration of the net operating loss carryforwards. The carryforwards expire as follows:

                   Year of                      Net Operating
                   Expiration                   Loss

                   2006                         $8,667
                   2007                         267,504
                   2008                         800,372
                   2009                         959,825
                   2010                         1,159,850
                   2011                         1,496,725

                                               $4,692,943

        In the event of certain changes in control of the Company, there will be an annual limitation on the amount of net operating loss carryforwards which can be used. The potential tax benefits of the net operating loss carryforwards have been offset by a valuation allowance of the same amount.

                  MEDISYS TECHNOLOGIES, INC. AND SUBSIDIARY
                        (Development Stage Companies)
                Notes to the Consolidated Financial Statements
                          December 31, 1996 and 1995

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES
(Continued)

        g. Principles of Consolidation

        The consolidated financial statements include the accounts of Medisys Technologies, Inc., (parent) and Medisys Technologies, Inc. (Subsidiary) a wholly owned subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

        h. Presentation of Consolidated Financial Statements

        Certain balances for the prior period have been reclassified to conform to the current year presentation.

        i. Inventory

        Inventory is carried at the lower of cost or market value using the first-in first-out method.

        j. Net Loss Per Share

        Net loss per share is computed using the weighted average number of common shares outstanding during each period. Pursuant to the requirements of Securities and Exchange Commission Staff Accounting Bulletin No. 83, common shares issued by the Company during the twelve months immediately preceding the initial public offering at a price below the initial public offering price have been included in the calculation of the shares used in computing net loss per share as if they were outstanding for all periods presented. There are no common stock equivalents.

        k. Forward Stock Split

        On July 20, 1992 the subsidiary forward split its shares of common stock on a 8,100 shares for 1 share basis. All references to shares outstanding and earnings per share have been restated on a retroactive basis.

        l. Credit Risks

        The Company maintains its cash accounts primarily in one bank in Louisiana. The Federal Deposit Insurance Corporation insures accounts to $100,000. The Company's accounts occasionally exceed the insured amount. The Company also has $633,694 in a money market fund with a brokerage house.

        m. Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                  MEDISYS TECHNOLOGIES, INC. AND SUBSIDIARY
                        (Development Stage Companies)
                Notes to the Consolidated Financial Statements
                          December 31, 1996 and 1995


NOTE 2 - PAYABLE - STOCKHOLDERS

        From time to time the Company receives advances from certain stockholders for the purpose of providing funds for the Company's operating expenditures. The Company has also advanced funds to stockholders. The outstanding balances of these advances fluctuates during the year and do not have specific repayment terms although the advances are generally considered to be due or payable on demand. Accordingly, the related receivable or payable has been reflected as current in the accompanying consolidated financial statements. At December 31, 1996, there was a balance outstanding payable to stockholders totaling $45,981.

NOTE 3 - ACCRUED EXPENSES

        Accrued expenses at December 31, 1996 consist of the following:

             Payroll taxes payable                     $   1,318
             Accrued salaries and directors fees          85,851
             Accrued interest payable                      4,636
             Contract labor payable                       13,636

                                                       $ 105,441

        The accrued salaries and directors fees are to be paid over the next 24 months or when the Company is adequately financed.

NOTE 4 - CONTRACTS PAYABLE

        The Company has entered into purchase contracts for three automobiles as follows:

        Bank One, with total monthly payments of principal
         and interest of $1,275, for 60 months, secured by the
         automobiles.                                  $  20,577

        The maturities of contracts payable are as follows:

             1997                                      $  14,243
             1998                                          6,334
             Thereafter                                   -

                                                       $  20,577

                  MEDISYS TECHNOLOGIES, INC. AND SUBSIDIARY
                        (Development Stage Companies)
                Notes to the Consolidated Financial Statements
                          December 31, 1996 and 1995

NOTE 5 -     NOTES PAYABLE

        Notes payable consisted of the following:
                                                                 December 31,
                                                                   1996
        Note payable to Richard L. Apel, unsecured, dated
         November 2, 1993 at 8%; principal and interest
        due on August 18, 1994.                                  $    12,500

        Note payable to Cynthia F. Vatz, unsecured, dated October
         19, 1993 at 8%; principal and interest due on August 18,
         1994.                                                        12,500

        Note payable to Abraham B. and Edele Eckstein, unsecured,
         dated March 1, 1995 which replaces an October 6, 1993 note at 8%; monthly payments of $500 commencing March 1, 1995
         with a single balloon payment for the remaining balance plus
         interest due on March 1, 1996.                               20,381
              Total                                                   45,381

              Less current portion                                   (45,381)

              Total Long-Term Portion                              $    -

        These notes payable are in default. None of the related note holders have demanded repayment and the Company is in the process of negotiating repayment terms. The Company continues to pay the $500 monthly installments on the one note payable to Mr. and Mrs. Eckstein and continues to accrue interest on these and all outstanding notes payable.

NOTE 6 -      COMMITMENTS AND CONTINGENCIES

        During 1996, the Company adopted a Simplified Employee Pension
        (SEP) Plan. The Plan enables the Company to make an annual discretionary contribution to be allocated to employees on a prorata basis according to their compensation for the year. In addition, employees have the option to make voluntary Retirement Savings Contributions in amounts not to exceed 15% of their annual compensation. The Company elected to not make a contribution for the year ended December 31, 1996. The Company has no other bonus, profit sharing or deferred compensation plans for the benefit of its employees, officers or directors except if discussed elsewhere.

        On January 21, 1993, the Company entered into three-year employment agreements with each of Edward P. Sutherland, Gary Alexander, and Jerry Phipps. These contracts expired on January 21, 1996 and were not renewed. The Company entered into employment agreements with Edward P. Sutherland and Kerry Frey on September 3, 1996 and September 4, 1996, respectively, pursuant to which they will receive annual salaries of $150,000 and $144,000, respectively. These employment agreements expire on December 31, 1997.

        Any additional compensation to these employees is to be in the form of an annual cash bonus or the granting of stock options at the discretion of the Board of Directors not to exceed 50% of their annual compensation.

                  MEDISYS TECHNOLOGIES, INC. AND SUBSIDIARY
                        (Development Stage Companies)
                Notes to the Consolidated Financial Statements
                          December 31, 1996 and 1995


NOTE 6 - COMMITMENTS AND CONTINGENCIES (Continued)

        On March 29, 1995 the Company entered into a contract with a medical institution to perform a clinical study of the Company's SofCepts product. The contract required that payments totaling $247,262 be made by the Company to the medical institution for testing services. During 1995, the contract was amended with additional payments to be made based on services to be performed. The contract was later terminated before its completion. The Company had made payments of $265,465 for services performed pursuant to the contract. The medical institution has claimed an unpaid balance of $133,326 which the Company disputes. The Company contends that the services stipulated by the terms of the contract were not performed by the medical institution and that no additional amounts are due and payable related to this contract. No amount has been accrued in the accompanying consolidated financial statements related to this transaction. The Company intends to vigorously contend any further claims with respect to this contract and believes that the probability that the Company will be required to make additional payments is remote.

        On January 1, 1994, the Company entered into an agreement to lease 3,532 square feet of office space. The lease has a term of two years with an extension option for an additional two years through December 31, 1997. The Company exercised the option to lease the office facilities for 1997 at a cost of $2,942 per month, including utilities, for a total annual cost of $35,304.

        On October 1, 1996, the Company entered into an agreement to lease 450 square feet of office space in Far Hills, New Jersey at a cost of $1,000 per month, including utilities, for an annual cost of $12,000. The New Jersey lease has a term of ten months through July 31, 1997.

NOTE 7 - COMMON STOCK

        During the months of October and November 1993, the Company had a private placement of restricted common stock. 45,248 shares were issued, the proceeds of which totalled $100,000.

        60,016 shares of common stock were issued during 1994 with proceeds of $75,611 through a private placement.

        In April 1994, the Company retired the stock of an officer and reissued the shares in a private placement, with the total proceeds of $513,812 being contributed to additional paid-in capital.

        During August 1994, 200,000 shares of common stock were issued for cancellation of shareholder loans totalling $431,595.

        During 1994, officers and directors of the Company determined that the accrued salaries and fees owed them totaling $215,565, would be forgiven and were converted to additional paid-in capital.

                  MEDISYS TECHNOLOGIES, INC. AND SUBSIDIARY
                        (Development Stage Companies)
                Notes to the Consolidated Financial Statements
                          December 31, 1996 and 1995


NOTE 7 - COMMON STOCK (Continued)

        During 1995, 627,937 shares of common stock were issued through various private placements with cash proceeds of $659,876.

        During April 1995, 100,000 shares of common stock, valued at $120,000, were issued to an officer of the Company for services rendered. An additional 21,939 shares were issued to other individuals in payment of services rendered valued at $33,850. The Company also issued 42,000 shares of common stock for payment of rent valued at $14,973 for 1995.

        During December 1995, the Company transferred 120,000 shares of common stock in settlement of a note payable with a balance of $100,000 plus accrued interest of $11,699. These shares had been issued previously in the name of the Company as collateral on notes payable.

        The Company conducted a private placement of its common stock during 1996. 1,342,331 shares of restricted common stock were sold at $1.50 per share resulting in total cash proceeds of $2,013,500. 1,192,331 of the shares sold carry with them a warrant to purchase one additional share of common stock at $1.50 per share (see Note 8). $85,420 of costs were incurred in connection with this offering and have been deducted from additional paid-in capital in the accompanying consolidated financial statements.

        Between May and December, 1996, the Company issued an additional 36,769 shares of restricted common stock to officers, directors, consultants, professionals and vendors for services rendered. The shares were priced at the fair market value of the common stock on the date the shares were issued and have been valued at a total of $124,704 in the accompanying consolidated financial statements for an average per share price of $3.39.

        During 1996, warrants representing 40,000 and 1,700 shares of common stock were exercised at prices of $1.25 and $1.50 per share, respectively, generating cash proceeds to the Company totaling $52,550. See Note 8 regarding common stock warrants.

        In July 1996, 20,000 shares of restricted common stock were issued by the Company as payment of a $50,000 note payable along with accrued interest of $6,000 resulting in a per share price of $2.80.

        The Company issued 100,000 shares of restricted common stock upon the exercise of common stock warrants representing the same number of shares, having an exercise price of $1.75 per share. Payment for the common stock was made with a non-interest bearing four year promissory note. The related shares are being held by the Company as collateral for the promissory note. The shares have ben reflected as issued and outstanding with a corresponding $175,000 stock subscription receivable reflected as a reduction of stockholders' equity.

                  MEDISYS TECHNOLOGIES, INC. AND SUBSIDIARY
                        (Development Stage Companies)
                Notes to the Consolidated Financial Statements
                          December 31, 1996 and 1995

NOTE 8 - COMMON STOCK WARRANTS

        As of December 31, 1996, the Company had outstanding warrants for the issuance of common stock as follows:

       Number of   Date      Expiration     Exercise              Potential
       Shares      Issued      Date          Price                Proceeds
       777,750     1994        1997       $1.5625 - $2.50         $1,345,625
       591,000     1995       1998-2005   $1.125 - $2.625          1,124,250
       2,553,330   1996       1999-201    $1.00 - $4.25            6,600,388

                                                                  $9,070,263

       762,000 common stock warrants were issued to current and former officers, directors and affiliates of the Company for incurring personal liability for the Company's indebtedness. The exercise price of these warrants was equal to the fair market value of the underlying common stock.

       Of the outstanding common stock warrants, 212,500 were issued to holders of the Company's notes payable as collateral and also in return for the extension of repayment terms. In November 1995, 300,000 common stock warrants were issued to the Company's patent attorney for deferring payment of legal fees. The exercise price of all of these warrants was equal to the fair market value of the underlying common stock on the date the common stock warrants were granted.

       261,000 common stock warrants have been issued in return for directors of the Company forfeiting their claim to director fees from prior periods. In addition, officers, directors and affiliates have been issued a total of 1,172,597 common stock warrants in exchange for common stock which they surrendered and were issued to an unrelated entity for their assistance in raising equity capital for the Company. In both cases, the exercise price of the warrants was equal to the fair market value of the related common stock on the date the common stock warrants were granted.

       During the period August through December 1996, the Company issued a total of 23,102 common stock warrants having exercise prices between $1.00 and $3.50 per share at a time when the fair market price of the underlying common stock was $2.75 to $3.50 per share. The aggregate difference between the exercise price and fair market value of the common stock totaling $33,454 has been reflected as professional services with a corresponding charge to additional paid-in-capital.

                  MEDISYS TECHNOLOGIES, INC. AND SUBSIDIARY
                        (Development Stage Companies)
                Notes to the Consolidated Financial Statements
                          December 31, 1996 and 1995


NOTE 8 - COMMON STOCK WARRANTS(Continued)

       During 1996, the Company conducted a private placement of its common stock (see Note 7), wherein the purchaser of one share of the Company's common stock also received a warrant to purchase one additional share of common stock at $1.50 per share. The Company issued 1,192,331 common stock warrants pursuant to this private placement, 1,700 of which were exercised prior to December 31, 1996 (See Note 7). Any difference between the exercise price of the common stock warrants and the fair value of the Company's common stock on the date the shares of common stock were purchased has been included in the proceeds from the sale of the common stock as part of additional paid-in capital.

NOTE 9 - COMMON STOCK OPTIONS

       On September 15, 1995, the Company issued options for the purchase of 508,000 shares of common stock to certain shareholders, one of which is also an officer and director of the Company. The Company received $254,000 of consideration for the issuance of these options or $0.50 per share which enabled the holders to acquire the 508,000 shares of common stock for additional consideration totaling $76,000, or $0.15 per share. The fair market value of the Company's common stock on the date the options were purchased was $1.00 per share. The difference between the option exercise price and the fair market value of the Company's common stock relative to these options totaled $177,800 or $0.35 per share and has been included as compensation in the accompanying consolidated statement of operations for the year ended December 31, 1995. The options expired unexercised on December 15, 1995. Accordingly, the proceeds from the sale of these options and the difference between the option exercise and fair market value of the common stock has been reflected as additional paid-in capital in the accompanying consolidated financial statements with no shares of common stock issued.

NOTE 10 - GOING CONCERN

       The Company's consolidated financial statements have been prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has incurred significant losses since inception, relating to its research and development efforts and has had no significant operating revenues. In prior periods, the Company has had substantial working capital and stockholders' equity deficits. In 1996, the Company was able to raise working capital through the private placement of its common stock. However, cash flow projections show that the Company's reserves are not adequate to cover its needs for 1997. It is unlikely that the Company can complete its research and development projects without additional funds. Management of the Company plans to raise additional capital through a private placement or a public offering of its common stock and the Company anticipates generating additional revenue from increased product sales.

                        Medisys Technologies, Inc.
                       (a Development Stage Company)

                     Consolidated Financial Statements

                          March 31, 1997 and 1996
                                (Unaudited)

                      MEDISYS TECHNOLOGIES, INC.
                     (A Development Stage Company)
                      Consolidated Balance Sheets


                                ASSETS

                                        March 31,   December 31,
                                            1997        1996
                                        (Unaudited)
  CURRENT ASSETS

    Cash                                $  209,140  $  669,604
    Accounts receivable, net
     of allowance for bad debt              29,273        -
    Inventory                               19,668       8,571
    Prepaid expenses                        27,832       6,997

        Total Current Assets               285,913     685,172

  FIXED ASSETS

    Leasehold improvements                   2,195       2,195
    Automobiles                             67,950      67,950
    Furniture and equipment                 76,729      66,092
    Leased equipment                        10,010      10,010
    Accumulated depreciation               (85,934)    (79,934)

        Total Fixed Assets                  70,950      66,313

  OTHER ASSETS

    Security deposits                        4,000       4,000
    Patent costs                           345,711     295,704
    Organizational costs                       311         311

        Total Other Assets                 350,022     300,015

        TOTAL ASSETS                    $  706,885  $1,051,500

                      MEDISYS TECHNOLOGIES, INC.
                     (A Development Stage Company)
                Consolidated Balance Sheets (Continued)


                 LIABILITIES AND STOCKHOLDERS' EQUITY

                                         March 31,  December 31,
                                            1997       1996
                                        (Unaudited)
  CURRENT LIABILITIES

    Accounts payable                    $  286,160  $  276,014
    Accrued expenses (Note 3)              119,848     105,441
    Loans payable-shareholders (Note 2)     45,981      45,981
    Contracts payable - current
     portion (Note 4)                       14,243      14,243
    Notes payable - current
     portion (Note 5)                       43,908      45,381

        Total Current Liabilities          510,140     487,060

  LONG-TERM DEBT

    Contracts payable  - less
    current portion (Note 4)                 2,467       6,334

        Total Long-Term Debt                 2,467       6,334

        TOTAL LIABILITIES                  512,607     493,394

  COMMITMENTS (Note 6)                        -           -

  STOCKHOLDERS' EQUITY

    Common stock: 100,000,000 shares
     authorized of $0.0005 par value,
     12,345,340 and 12,337,940 shares
     issued  and outstanding, respectively   6,173       6,167
    Additional paid-in capital           5,464,222   5,429,958
    Stock subscriptions receivable
     (Note 7)                             (175,000)   (175,000)
    Deficit accumulated during the
     development stage                  (5,101,117) (4,703,019)

        Total Stockholders' Equity         194,278     558,106

        TOTAL LIABILITIES AND
           STOCKHOLDERS' EQUITY           $  706,885  $1,051,500

                      MEDISYS TECHNOLOGIES, INC.
                     (A Development Stage Company)
                 Consolidated Statements of Operations
                              (Unaudited)
                                                        From
                                                    Inception on
                                                     January 21,
                               For the Three Months 1991 through
                                   Ended March 31,   March 31,
                                   1997     1996       1997

  REVENUES                       $38,873   $ 2,182   $  43,857

  OPERATING EXPENSES

    Cost of product sold           7,880     1,256       9,721
    Product development          193,395    87,595   1,877,983
    Salaries                      65,012    43,221   1,103,918
    Professional services         26,548     2,605     775,018
    Depreciation and amortization  6,021     6,021     106,100
    General and administrative   136,340    96,287   1,139,580

       Total Operating Expenses  435,196   236,985   5,012,320

  OPERATING LOSS                (396,323) (234,803) (4,968,463)

  OTHER INCOME (EXPENSES)

    Interest income                4,232      -         17,426
    Interest expense              (6,007)   (2,623)    (96,653)
    Bad debt expense                -         -        (53,427)

     Total Other Income (Expense) (1,775)   (2,623)   (132,654)

  LOSS BEFORE INCOME TAXE       (398,098) (237,426) (5,101,117)

  INCOME TAXES                      -         -           -

  NET LOSS                     $(398,098)$(237,426)$(5,101,117)

  NET LOSS PER SHARE OF
   COMMON STOCK                $   (0.03) $  (0.02)

                         MEDISYS TECHNOLOGIES, INC.
                        (A Development Stage Company)
          Consolidated Statements of Stockholders' Equity (Deficit)
                                                                    Deficit
                                                                  Accumulated
                                                       Additional  During the
                                      Common Stock       Paid-In  Development
                                   Shares     Amount     Capital     Stage

Balance, January 21, 1991             -     $    -    $     -     $     -

Common stock issued during
 1991 at $.0001 per share        8,100,000      4,050     (3,060)       -

Net loss for the year ended
 December 31, 1991                    -          -          -         (8,667)

Balance, December 31, 1991       8,100,000      4,050     (3,060)     (8,667)

Effect of reverse acquisition    1,768,500        884    (41,557)       -

Private placement of common
 stock at $2.00 per share          250,000        125    499,875        -

Canceled shares                   (418,500)      (209)       209        -

Net loss for the year ended
 December 31, 1992                    -          -          -       (269,551)

Balance, December 31, 1992       9,700,000      4,850    455,467    (278,218)

Issuance of stock at an average
 price of $2.21 per share           45,248         23     99,977        -

Payment of stock offering costs       -          -        (4,970)       -

Net loss for the year ended
 December 31, 1993                    -          -          -       (802,338)

Balance, December 31, 1993       9,745,248      4,873    550,474  (1,080,556)

Issuance of stock at an average
 price of $1.26 per share           60,016         30     75,581        -

Contributed capital by shareholders   -          -       513,812        -

Common stock issued in settlement
 of shareholder loans at
 approximately $2.16 per share     200,000        100    431,495        -

Forgiveness of wages and fees
 by shareholders                      -          -       215,565        -

Balance forward                 10,005,264  $   5,003 $1,786,927 $(1,080,556)

                          MEDISYS TECHNOLOGIES, INC.
                        (A Development Stage Company)
          Consolidated Statements of Stockholders' Equity (Deficit)
                                                                    Deficit
                                                                  Accumulated
                                                      Additional   During the
                                      Common Stock       Paid-In  Development
                                    Shares    Amount     Capital     Stage

Balance forward                  10,005,264  $  5,003 $1,786,927  $(1,080,556)

Payment of stock offering costs        -         -       (97,791)        -

Net loss for the year ended
 December 31, 1994                     -         -          -        (960,966)

Balance, December 31, 1994       10,005,264     5,003  1,689,136   (2,041,522)

Issuance of stock at an average
 price of $1.05 per share           627,937       314    659,562         -

Issuance of stock for services
 rendered at an average price of
 $1.26 per share                    121,939        61    153,789         -

Issuance of common stock for
 prepaid rent at $0.35 per share     42,000        21     14,952         -

Sale of common stock options           -         -       431,800         -

Transfer of stock in settlement of
 debt                                  -         -       111,699         -

Net loss for the year ended
 December 31, 1995                     -         -          -      (1,162,772)

Balance, December 31, 1995       10,797,140     5,399  3,060,938   (3,204,294)

Issuance of common stock for
 cash at an average price of
 $1.50 per share                  1,342,331       670  2,012,830         -

Common stock offering costs            -         -       (85,420)        -

Issuance of common stock for
 consulting and professional services
 rendered at an average price of
 $3.39 per share                    36,769         17    124,687         -

Balance forward                 12,176,240  $   6,086 $5,113,035  $(3,204,294)

                          MEDISYS TECHNOLOGIES, INC.
                        (A Development Stage Company)
          Consolidated Statements of Stockholders' Equity (Deficit)
                                                       Deficit
                                                                 Accumulated
                                                     Additional   During the
                                    Common Stock       Paid-In   Development
                                 Shares     Amount     Capital      Stage

Balance forward                12,176,240  $  6,086  $ 5,113,035  $(3,204,294)

Issuance of common stock from
 expense of common stock
 warrants at $1.50 and $1.25
 per share                         41,700        21       52,529         -

Issuance of common stock in
 satisfaction of note payable at
 $2.80 per share                   20,000        10       55,990         -

Issuance of common stock for
 warrants exercised at $1.75 per
 share for subscription
 receivable                       100,000        50      174,950         -

Common stock warrants issued for
 extension of payable payment        -         -          33,454         -

Net loss for the year ended
 December 31, 1996                   -         -            -      (1,498,725)

Balance, December 31, 1996     12,337,940     6,167    5,429,958   (4,703,019)

Issuance of stock for services
 rendered at an average price
 of $1.91 (unaudited)               7,400         6       14,100         -

Contribution of capital by
 shareholders (unaudited)            -         -          20,164         -

Net loss for the three months
 ended March 31, 1997 (unaudited)    -         -            -        (398,098)

Balance, March 31, 1997
 (unaudited)                   12,345,340  $  6,173  $ 5,464,222 $ (5,101,117)

                          MEDISYS TECHNOLOGIES, INC.
                        (A Development Stage Company)
                    Consolidated Statements of Cash Flows
                                 (Unaudited)

                                                                    From
                                                                 Inception on
                                                                  January 21,
                                         For the Three Months    1991 Through
                                            Ended March 31,        March 31,
                                          1997         1996           1997

CASH FLOWS FROM
 OPERATING ACTIVITIES

 Loss from operations                 $ (398,098)  $ (237,426)  $ (5,101,117)
 Adjustments to reconcile net income
  to net cash provided (used) by
  operating activities:
   Operating expenses paid by
     issuance of common stock               -            -           308,571
   Common stock options and warrants
    For services                            -            -           211,254
   Depreciation and amortization           6,021        6,021        107,495
   Allowance for doubtful accounts          -            -            53,070
 Changes in operating assets and liabilities:
   (Increase) decrease in accounts
    receivable                           (29,273)       1,710        (29,273)
   (Increase) decrease in inventory      (11,097)      (4,891)       (19,668)
   (Increase) decrease in prepaid
    expenses                             (20,835)       7,487        (27,832)
   (Increase) decrease in security deposits -            -            (4,000)
   (Increase) decrease in organizational
    costs                                   -            -              (311)
   Increase (decrease) in accounts
    payable                               10,146       42,716        286,160
   Increase (decrease) in accrued
    expenses                              14,407       (9,462)       119,848

       Net Cash (Used) by
        Operating Activities            (428,729)    (193,845)    (4,095,803)

 CASH FLOWS FROM INVESTING ACTIVITIES

  (Increase) decrease in patent costs    (50,028)     (14,616)      (347,126)
  Acquisition of subsidiary                 -            -           (40,673)
  Purchase of fixed assets               (10,637)        (363)       (94,484)

       Net Cash (Used) by
        Investing Activities           $ (60,665)  $  (14,979)     $(482,283)

                          MEDISYS TECHNOLOGIES, INC.
                        (A Development Stage Company)
              Consolidated Statements of Cash Flows (Continued)
                                 (Unaudited)
                                                                     From
                                                                 Inception on
                                                                  January 21,
                                         For the Three Months    1991 through
                                            Ended March 31,         March 31,
                                          1997         1996           1997
CASH FLOWS FROM FINANCING ACTIVITIES

  Payments of stock offering costs     $    -      $     -        $  (90,389)
  Proceeds from capital lease               -            -            10,010
  Payments on capital lease                 -          (1,015)       (10,010)
  Payments on contracts payable           (3,867)      (3,822)       (45,690)
  Borrowings from shareholders              -          69,289        490,470
  Payments on payable - stockholders        -            -           (20,984)
  Borrowings from notes payable             -            -           338,500
  Payment on notes payable                (1,473)     (19,558)      (138,592)
  Stock subscriptions receivable            -            -           (53,427)
  Issuance of common stock                34,270      132,500      4,000,788
  Proceeds from sale of  stock options      -            -           254,000
  Proceeds from exercise of common
   stock options                            -            -            52,550

       Net Cash Provided by
        Financing Activities              28,930      177,394      4,787,226

 NET INCREASE (DECREASE)
  CASH AND CASH EQUIVALENTS             (460,464)     (31,430)       209,140

 CASH AND CASH EQUIVALENTS
  AT BEGINNING OF PERIOD                 669,604       82,149           -

 CASH AND CASH EQUIVALENTS
  AT END OF PERIOD                     $ 209,140     $ 50,719    $   209,140

 SUPPLEMENTAL DISCLOSURES
  OF CASH FLOW INFORMATION
   CASH PAID FOR
    Income taxes                       $    -        $   -       $      -
    Interest                           $   6,007     $  2,623    $    49,187

 NON CASH FINANCING ACTIVITIES
    Purchase of automobiles on contract$    -        $   -       $    62,400
    Conversion of shareholder loans
      to equity                        $    -        $   -       $   599,294
     Stock issued in payment of operating
      expenses                         $    -        $   -       $   308,571

                          MEDISYS TECHNOLOGIES, INC.
                         (A Development Stage Company)
                Notes to the Consolidated Financial Statements
                            March 31, 1997 and 1996
NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES

       a.  Business Organization

       The Company was incorporated on March 17, 1983 under the laws of the State of Utah. The Company subsequently ceased its original business activity in 1985 and thereafter primarily investigated and sought new business opportunities and has been reclassified as a development stage Company as of March 1, 1989.

       The Company has a wholly owned subsidiary (the Subsidiary) which was incorporated in the State of Louisiana on January 21, 1991, for the purpose of developing a device for the assistance of childbirth under a patent which was applied for in May 1990 and granted on June 15, 1992.

       The Subsidiary has been classified as a development stage company since all activities to date have been related to the development of the childbirth assistance device as well as other medical devices.

       On August 6, 1992 the Company acquired all of the outstanding common stock of Medisys Technologies, Inc. (Medisys). For accounting purposes the acquisition has been treated as a recapitalization of Medisys with Medisys as the acquirer.

       b. Fixed Assets

       Fixed assets are stated at cost less accumulated depreciation. Depreciation on equipment and furniture is provided using the straight-line method over an expected useful life of five years.

       c.  Patent Costs

       The capitalized costs of obtaining patents consists of legal fees and associated filing costs. These patent costs will be amortized over the shorter of their legal or useful lives. The Company has numerous patents in various stages of development and the application process. Several patents have been granted but are being developed further in a continuation-in-part (CIP) status until the development of a commercial product is complete, the related product has received FDA (Food and Drug Administration) approval and is in a marketable condition ready for sale. Once patents have been granted, FDA approval obtained, and sales commenced, no further costs associated with the patent are capitalized. As of March 31, 1997, the Company did have one patented product for which sales have commenced with the related costs being amortized over the estimated useful life of the patent. Management has determined that estimated future cash flows from this product will be sufficient to recover the capitalized basis of the costs associated with that patent. The other patents for which costs have been capitalized are considered to have continued viability according to management of the Company with no significant events occurring which would impair the value of the capitalized costs associated with the individual patents.

       The Company has also incurred costs associated with obtaining trademarks related to the Company's existing and future products. Those costs have been capitalized and will be amortized over the estimated useful life of the trademarks once approval has been received and usage begins. These trademarks are considered to have continued viability according to management with no significant events occurring which would impair the value of the capitalized costs associated with the trademarks.

                          MEDISYS TECHNOLOGIES, INC.
                         (A Development Stage Company)
                Notes to the Consolidated Financial Statements
                            March 31, 1997 and 1996

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES (CONTINUED)

       d.  Organization Costs

       The Company's organization costs will be amortized over a 60 month period using the straight-line method when it begins its principal activities.

       e.  Cash and Cash Equivalents

       For purposes of financial statement presentation, the Company considers all highly liquid investments with a maturity of three months or less, from the date of purchase, to be cash equivalents.

       f.  Income Taxes

       No provision for federal income taxes is made at March 31, 1997 and 1996 due to operating losses. The minimum state franchise tax has been accrued.

       The Company has accumulated $5,091,041 of net operating losses as of March 31, 1997, which may be used to reduce taxable income and income taxes in future years. The use of these losses to reduce future income taxes will depend on the generation of sufficient taxable income prior to the expiration of the net operating loss carryforwards. The carryforwards expire as follows:

                     Net Operating
                         Loss          Year of Expiration

                     $   8,667               2006
                       267,504               2007
                       800,372               2008
                       959,825               2009
                     1,159,850               2010
                     1,496,725               2011
                       398,098               2012

    Total         $  5,091,041

         In the event of certain changes in control of the Company, there will be an annual limitation on the amount of net operating loss carryforwards which can be used. The potential tax benefits of the net operating loss carryovers have been offset by a valuation allowance of the same amount.

         g.  Principles of Consolidation

         The consolidated financial statements include the accounts of Medisys Technologies, Inc., (Parent) and Medisys Technologies, Inc. (Subsidiary), a wholly owned subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

         h.  Inventory

         Inventory is carried at the lower of cost or market value using the first-in first-out method.

                          MEDISYS TECHNOLOGIES, INC.
                         (A Development Stage Company)
                Notes to the Consolidated Financial Statements
                            March 31, 1997 and 1996

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES (CONTINUED)

       i.  Loss per Share

       Earnings (loss) per share is computed using the weighted average number of common shares outstanding during each period. Pursuant to the requirements of Securities and Exchange Commission Staff Accounting Bulletin No. 83, common shares issued by the Company during the twelve months immediately preceding the initial public offering at a price below the initial public offering price have been included in the calculation of the shares used in computing loss per share as if they were outstanding for all periods presented. There are no common stock equivalents.

       j.  Forward Stock Split

       On July 20, 1992 the Subsidiary forward split its shares of common stock on a 8,100 shares for 1 share basis. All references to shares outstanding and earnings per share have been restated on a retroactive basis.

       k. Credit Risks

       The Company maintains its cash accounts primarily in one bank in Louisiana. The Federal Deposit Insurance Corporation insures accounts to $100,000. The Company's accounts occasionally exceed the insured amount. The Company also has $137,926 in a money market fund with a brokerage house.

       l. Estimates

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       m. Unaudited Financial Statements

       The accompanying unaudited financial statements include all of the adjustments which in the opinion of management are necessary for a fair presentation. All such adjustments are of a normal, recurring nature.

NOTE 2 - PAYABLE - SHAREHOLDERS

       From time to time the Company received loans from certain shareholders for the purpose of providing funds for the Company's operating expenditures. The Company has also advanced funds to shareholders. The outstanding balances of these advances fluctuate during the year and do not have specific repayment terms although the advances are generally considered to be due or payable on demand. Accordingly, the related receivable or payable has been reflected as current in the accompanying consolidated financial statements. At March 31, 1997, there was a balance outstanding payable to stockholders totaling $45,981.

                          MEDISYS TECHNOLOGIES, INC.
                         (A Development Stage Company)
                Notes to the Consolidated Financial Statements
                            March 31, 1997 and 1996

NOTE 3 - ACCRUED EXPENSES

       Accrued expenses consist of the following:
                                                        December 31,
                                                           1996

       Payroll taxes payable                            $   1,318
       Accrued salaries and directors fees                 85,851
       Accrued interest payable                             4,636
       Contract labor payable                              13,636

                                                        $ 105,441

       The accrued salaries and directors fees are to be paid over the next 24 months or when the Company is adequately financed.

 NOTE 4 - CONTRACTS PAYABLE

       The Company has entered into purchase contracts for three automobiles as follows:

                                                        March 31,
                                                          1997
       Bank One, with total monthly payments of
        principal and interest of $1,275, for
        60 months, secured by the automobiles.          $  16,710

       The maturities of contracts payable are as follows:

              1997                                      $  10,376
              1998                                          6,334
              Thereafter                                     -

                                                        $  16,710

                         MEDISYS TECHNOLOGIES, INC.
                         (A Development Stage Company)
                Notes to the Consolidated Financial Statements
                            March 31, 1997 and 1996

NOTE 5 - NOTES PAYABLE

       Notes payable consisted of the following:

                                                         December 31,  March 31,
                                                             1996        1997
       Note payable to Richard L. Apel, unsecured,
        dated November 2, 1993 at 8%, principal and
        interest due on August 18, 1994.                  $  12,500   $  12,500

       Note payable to Cynthia F. Vatz, unsecured, dated
        October 19, 1993 at 8%, principal and interest due
        on August 18, 1994.                                  12,500      12,500

       Note payable to Abraham B. and Adele L. Eckstein,
        unsecured, dated March 1, 1995 which replaces the
        October 6, 1993 note, at 8%, monthly payments of
        $500 commencing March 1, 1995 with a single
        balloon payment for the remaining balance plus
        interest due on March 1, 1996.                       20,381      18,908

               Total                                         45,381      43,908

               Less current portion                         (45,381)    (43,908)

               Total Long-Term Portion                    $    -       $   -

       These notes are in default. None of the related note holders have demanded repayment and the Company is in the process of negotiating repayment terms. The Company continues to pay the $500 monthly installments on the note payable to Mr. and Mrs. Eckstein and continues to accrue interest on these and all outstanding notes payable.

 NOTE 6 - COMMITMENTS

       During 1996, the Company adopted a Simplified Employee Pension
       (SEP) Plan. The Plan enables the Company to make an annual discretionary contribution to be allocated to employees on a pro rata basis according to their compensation for the year. In addition, employees have the option to make voluntary Retirement Savings Contributions in amounts not to exceed 15% of their annual compensation. The Company elected to not make a contribution for the year ended December 31, 1996. The Company has no other bonus, profit sharing or deferred compensation plans for the benefit of its employees, officers or directors except if discussed elsewhere.

       The Company entered into employment agreements with Edward P. Sutherland and Kerry Frey on September 3, 1996 and September 4, 1996, respectively, pursuant to which they will receive annual salaries of $150,000 and $144,000, respectively. These employment agreements expire on December 31, 1997.

       Any additional compensation to these employees is to be in the form of an annual cash bonus or the granting of stock options at the discretion of the Board of Directors not to exceed 50% of their annual compensation.

                           MEDISYS TECHNOLOGIES, INC.
                         (A Development Stage Company)
                Notes to the Consolidated Financial Statements
                            March 31, 1997 and 1996

 NOTE 6 - COMMITMENTS (Continued)

       On March 29, 1995 the Company entered into a contract with a medical institution to perform a clinical study of the Company's SofCeps product. The contract required that payments totaling $247,262 be made by the Company to the medical institution for testing services. During 1995, the contract was amended with additional payments to be made based on services to be performed. The contract was later terminated before its completion. The Company had made payments of $265,465 for services performed pursuant to the contract. The medical institution has claimed an unpaid balance of $133,326 which the Company disputes. The Company contends that the services stipulated by the terms of the contract were not performed by the medical institution and that no additional amounts are due and payable related to this contract.
       No amount has been accrued in the accompanying consolidated financial statements related to this transaction. The Company intends to vigorously contend any further claims with respect to this contract and believes that the probability that the Company will be required to make additional payments is remote.

       On January 1, 1994, the Company entered into an agreement to lease 3,532 square feet of office space. The lease has a term of two years with an extension option for an additional two years through December 31, 1997. The Company exercised the option to lease the office facilities for 1997 at a cost of $2,942 per month, including utilities, for a total annual cost of $35,304.

       On October 1, 1996, the Company entered into an agreement to lease 450 square feet of office space in Far Hills, New Jersey at a cost of $1,000 per month, including utilities, for an annual cost of $12,000. The New Jersey lease has a term of ten months through July 31, 1997.

 NOTE 7 - COMMON STOCK

       During the months of October and November 1993, the Company had a private placement of restricted common stock. 45,248 shares were issued, the proceeds of which totaled $100,000.
       60,016 shares of common stock were issued during 1994 with proceeds of $75,611 through a private placement.

       In April 1994, the Company retired the stock of an officer and reissued the shares in a private placement, with the total proceeds of $513,812 being contributed to additional paid-in capital.

       During August 1994, 200,000 shares of common stock were issued for cancellation of shareholder loans totaling $431,595.

       During 1994, officers and directors of the Company determined that the accrued salaries and fees owed them totaling $215,565, would be forgiven and were converted to additional paid-in capital.

       During 1995, 627,937 shares of common stock were issued through various private placements with cash proceeds of $659,876.

       During April 1995, 100,000 shares of common stock, valued at $120,000, were issued to an officer of the Company for services rendered. An additional 21,939 shares were issued to other individuals in payment of services rendered valued at $33,850. The Company also issued 42,000 shares of common stock for payment of rent valued at $14,973 for 1995.

                          MEDISYS TECHNOLOGIES, INC.
                         (A Development Stage Company)
                Notes to the Consolidated Financial Statements
                            March 31, 1997 and 1996

 NOTE 7 - COMMON STOCK (Continued)

       During December 1995, the Company transferred 120,000 shares of common stock in settlement of a note payable with a balance of $100,000 plus accrued interest of $11,699. These shares had been issued previously in the name of the Company as collateral on notes payable.

       The Company conducted a private placement of its common stock during 1996. 1,342,331 shares of restricted common stock were sold at $1.50 per share resulting in total cash proceeds of $2,013,500. 1,192,331 of the shares sold carry with them a warrant to purchase one additional share of common stock at $1.50 per share (see Note
       8). $85,420 of costs were incurred in connection with this offering and have been deducted from additional paid-in capital in the accompanying consolidated financial statements.

       Between May and December, 1996, the Company issued an additional 36,769 shares of restricted common stock to officers, directors, consultants, professionals and vendors for services rendered. The shares were priced at the fair market value of the common stock on the date the shares were issued and have been valued at a total of $124,704 in the accompanying consolidated financial statements for an average per share price of $3.39.

       During 1996, warrants representing 40,000 and 1,700 shares of common stock were exercised at prices of $1.25 and $1.50 per share, respectively, generating cash proceeds to the Company totaling $52,550. See Note 8 regarding common stock warrants.

       In July 1996, 20,000 shares of restricted common stock were issued by the Company as payment of a $50,000 note payable along with accrued interest of $6,000 resulting in a per share price of $2.80.

       The Company issued 100,000 shares of restricted common stock upon the exercise of common stock warrants representing the same number of shares, having an exercise price of $1.75 per share. Payment for the common stock was made with a non-interest bearing four year promissory note. The related shares are being held by the Company as collateral for the promissory note. The shares have ben reflected as issued and outstanding with a corresponding $175,000 stock subscription receivable reflected as a reduction of stockholders' equity.

       In the first quarter of 1997, the Company issued 7,400 shares of common stock for services valued at $14,106 or $1.91 per share.

NOTE 8 - COMMON STOCK WARRANTS

       As of December 31, 1996, the Company had outstanding warrants for the issuance of common stock as follows:

         Number of       Date         Expiration      Exercise       Potential
         Shares          Issued         Date            Price        Proceeds
         777,750         1994           1997       $1.5625 - $2.50  $ 1,345,625
         591,000         1995         1998-2005    $1.125 - $2.625    1,124,250
       2,553,330         1996         1999-2001    $1.00  -  $4.25    6,600,388
           4,590         1997           2002       $         2.125        9,754
                                                                    $ 9,080,017

                         MEDISYS TECHNOLOGIES, INC.
                         (A Development Stage Company)
                Notes to the Consolidated Financial Statements
                            March 31, 1997 and 1996

NOTE 9 - COMMON STOCK OPTIONS

       On September 15, 1995, the Company issued options for the purchase of 508,000 shares of common stock to certain shareholders, one of which is also an officer and director of the Company. The Company received $254,000 of consideration for the issuance of these options or $0.50 per share which enabled the holders to acquire the 508,000 shares of common stock for additional consideration totaling $76,000, or $0.15 per share. The fair market value of the Company's common stock on the date the options were purchased was $1.00 per share. The difference between the option exercise price and the fair market value of the Company's common stock relative to these options totaled $177,800 or $0.35 per share and has been included as compensation in the accompanying consolidated statement of operations for the year ended December 31, 1995. The options expired unexercised on December 15, 1995. Accordingly, the proceeds from the sale of these options and the difference between the option exercise and fair market value of the common stock has been reflected as additional paid-in capital in the accompanying consolidated financial statements with no shares of common stock issued.

NOTE 10 - GOING CONCERN

       The Company's consolidated financial statements have been prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has incurred significant losses since inception, relating to its research and development efforts and has had no significant operating revenues. In prior periods, the Company has had substantial working capital and stockholders' equity deficits. In 1996, the Company was able to raise working capital through the private placement of its common stock. However, cash flow projections show that the Company's reserves are not adequate to cover its needs for 1997. It is unlikely that the Company can complete its research and development projects without additional funds. Management of the Company plans to raise additional capital through a private placement or a public offering of its common stock and the Company anticipates generating additional revenue from increased product sales.

                                 PART III


ITEM 1.     Index to Exhibits

The following exhibits are filed with this Registration Statement:

Exhibit No.               Exhibit Name
*  2.1 Acquisition Agreement and Plan of Reorganization.

*  3.1(i)   Articles of Incorporation and all amendments
            thereto ("P")
*  3.2(ii)  By-Laws of Registrant ("P")
*  4.1      Specimen of Common Stock Certificate ("P")
* 10.1      Lease Agreement on Registrant s principal place of
            business. ("P")
* 10.2      Contract of Employment with Edward P. Sutherland ("P")
* 10.3      Contract of Employment with Kerry M. Frey ("P")
* 21.1      Subsidiaries
* 27.1      Financial Data Schedule
_________
* Previously filed


ITEM 2.     Description of Exhibits

  See Item I above.

                               SIGNATURES

  In accordance with Section 12 of the Securities and Exchange
Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly organized.


                           MEDISYS TECHNOLOGIES, INC.
                                (Registrant)



                           By:  /S/  Edward P. Sutherland
Date: July 15, 1997                       (Signature)
                           EDWARD P. SUTHERLAND, President